UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14A-101)
Schedule 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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☐   Soliciting Material Pursuant to §240.14a-12

S&W SEED COMPANY

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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25552 South Butte | P.O. Box 235
Five Points, CA 93624 | Five Points, CA 93624

October 28, 2013

Dear S&W Seed Company Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of S&W Seed Company, which will be held at the PepperMill Resort Spa, 2707 S. Virginia Street, Reno, Nevada on Tuesday, December 10, 2013 at 11 a.m. local time.

Details of the business to be conducted at the annual meeting are given in the Notice of Annual Meeting of Stockholders and the Proxy Statement.

This year, we are continuing to provide paper copies of our proxy materials to our stockholders, and a set of the proxy materials, are enclosed with this letter. You may also view a copy of these materials on our website and the SEC website, and the directions for doing so are included in the Proxy Statement.

Whether or not you plan to attend the annual meeting, please vote as soon as possible. As an alternative to voting in person at the annual meeting, you may vote via the Internet, or by mailing the completed paper proxy card. Voting by either of these methods will ensure your representation at the annual meeting.

On behalf of the Board of Directors, I would like to thank you for your continued support and confidence, and we look forward to seeing you at the annual meeting.

Sincerely,

Grover T. Wickersham

Grover T. Wickersham
Chairman of the Board
Five Points, California

YOUR VOTE IS IMPORTANT

In order to ensure your representation at the annual meeting, you may submit your proxy and voting instructions via the Internet, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the enclosed envelope (to which no postage need be affixed if mailed in the United States). Please refer to the Question "How may you vote?" on page 1 of the Proxy Statement for a description of these voting methods. If your shares are held by a bank or brokerage firm (your record holder) and you have not given your record holder instructions to do so, your broker will NOT be able to vote your shares with respect to any matter other than ratification of the appointment of the auditors. We strongly encourage you to vote.



S&W SEED COMPANY
25552 South Butte Avenue
Five Points, California 93624

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On December 10, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 annual meeting of stockholders (the "Annual Meeting") of S&W Seed Company, a Nevada corporation (the "Company"). The meeting will be held on December 10, 2013 at 11 a.m. local time at the PepperMill Resort Spa, 2707 S. Virginia Street, Reno, Nevada, for the following purposes:

1. to elect eight directors to hold office until the 2014 annual meeting;

2. to approve Amendment No. 2 to our 2009 Amended and Restated Equity Incentive Plan to increase the number of shares available for issuance thereunder from 1,250,000 to 1,700,000;

3. to ratify the selection by the Audit Committee of the Board of Directors of M&K CPAS, PLLC as independent registered public accounting firm of the Company for its fiscal year ending June 30, 2014; and

4. to approve, on an advisory basis, the compensation of the Company's Named Executive Officers (as defined in the paragraph immediately preceding the Summary Compensation Table below);

5. to approve, on an advisory basis, a one, two or three-year frequency for future stockholder advisory votes on named executive officer compensation; and

6. to conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this Notice.

The record date for the Annual Meeting is October 21, 2013. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Mark S. Grewal

President and Chief Executive Officer
Five Points, California
October 28, 2013

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

The board of directors recommends that you vote FOR Proposal Nos. 1, 2, 3 and 4, and FOR a one-year frequency for future stockholder advisory votes on named executive officer compensation in Proposal No. 5.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on December 10, 2013

Rules adopted by the Securities and Exchange Commission (the "SEC") allow companies to send stockholders a Notice of Internet Availability of proxy materials, rather than mail them full sets of proxy materials. This year, we have continued our practice of mailing full packages of materials to our stockholders. However, in the future we may take advantage of this distribution option. We have, however, made available on our website a set of our proxy materials, including the notice of meeting, this proxy statement and the Annual Report on Form 10-K and its "wrap-around" materials, including a joint letter from our Chairman of the Board and our Chief Executive Officer. For your convenience, you can access those materials under "Annual Report and Proxy" on the Investors page of our website at *www.swseedco.com* but you will not be able to vote on that website. If, in the future, we choose to send such notices, they would contain instructions on how stockholders can access our official notice of annual meeting and proxy statement via the Internet.

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING
OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is this proxy statement? The Board of Directors has provided you with these proxy materials in connection with its solicitation of proxies by the Company to be voted at the Annual Meeting. Please note that throughout these proxy materials we may refer to S&W Seed Company as "S&W", "the Company," "we," "us" or "our." These proxy materials are first being mailed to stockholders entitled to vote at the meeting on or about November 6, 2013.

What is the purpose of the Annual Meeting? At the Annual Meeting, our stockholders will act upon the matters described in these Proxy Materials. These actions include the election of directors; the approval of an amendment and restatement of our 2009 Equity Incentive Plan (the "2009 Plan") to increase the number of shares available for grant, the ratification of the appointment of our independent registered public accounting firm (which we sometimes refer to as the "independent auditors"), the approval of the compensation of our Named Executive Officers (on an advisory basis) and the approval of a one, two or three-year frequency for future stockholder advisory votes on named executive officer compensation (also, on an advisory basis). An additional purpose of the Annual Meeting is to transact any other business that may properly come before the Annual Meeting and any and all adjournments or postponements of the Annual Meeting.

Who Can Vote?

Only holders of record of the common stock on October 21, 2013, which we refer to as the Record Date, will be entitled to attend and vote at the Annual Meeting or any adjournment thereof. As of the Record Date, there were 11,623,498 shares of common stock issued, outstanding and entitled to vote. No other class of voting securities is outstanding on the date of mailing of this proxy statement. Each share of common stock has one vote per share.

How May You Vote? We have two kinds of stockholders - stockholders of record and beneficial stockholders. The ways in which you can vote will differ depending on whether you are a record holder or a beneficial holder.

For Stockholders of Record

If, on October 21, 2013, your shares were registered directly in your name with our transfer agent, Transfer Online, Inc., you are a stockholder of record, and we are sending these proxy materials directly to you. As the stockholder of record, you have the right to direct the voting of your shares by returning the accompanying proxy card in the addressed, postage paid envelope provided, voting online on Transfer Online's website as indicated on the proxy card or voting in person at the Annual Meeting. **Whether or not you plan to attend the Annual Meeting, please complete, date and sign the enclosed proxy card or vote online prior to the Annual Meeting to ensure that your vote is counted.**

If you provide specific voting instructions, your shares will be voted as you instruct. If you sign but do not provide instructions, your shares will be voted as described below.

You may attend the Annual Meeting and vote your shares in person at the Annual Meeting prior to the closing of the vote on any particular matter. You may also grant your proxy to vote through the Internet (see the instructions on the proxy card), or by returning a signed, dated and marked proxy card in the enclosed self-addressed, stamped envelope. Proxies that are sent to us and not voted in person at the Annual Meeting must be received by us at least one day prior to the Annual Meeting date, being December 9, 2013.

For Beneficial Owners

If, on October 21, 2013, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held "in street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee holder (referred to herein as "broker"). It is the broker who is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares, and you may attend the Annual Meeting. If your shares are held in street name, you will receive instructions from your broker that must be followed in order for the broker to vote the shares per your instructions. **You must instruct your broker how to vote your shares or, on most matters, your shares will not be voted.**

If you provide specific voting instructions that are received by your broker by the broker's deadline, your shares will be voted as you instruct. If you sign but do not provide instructions, your shares will be voted as described below. Many banks and brokerage firms have a process for their beneficial holders to provide instructions over the phone or via the Internet. If Internet or telephone voting is unavailable from your bank or brokerage firm, please complete and return the enclosed voting instruction card in the addressed, postage paid envelope provided.

If you do not otherwise instruct your broker, your broker may turn in a proxy card voting your shares "FOR" routine matters but expressly instructing that the broker is NOT voting on non-routine matters. This latter situation is referred to as a "broker non-vote." A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

If you hold your shares "in street name" it is critical that you cast your vote, if you want it to count in the election of directors (Proposal No. 1), or with respect to the decisions to approve (i) Amendment No. 2 to our 2009 Amended and Restated Equity Incentive Plan (the "2009 Plan") (Proposal No. 2), (ii) on an advisory basis, the compensation of the Company's Named Executive Officers (Proposal No. 4), or (iii) on an advisory basis, a one, two or three-year frequency for future stockholder advisory votes on named executive officer compensation (Proposal No. 5). If you hold your shares "in street name," and you do not instruct your bank, broker or other nominee how to vote, no votes will be cast on your behalf for Proposal Nos. 1, 2, 4 or 5. Your bank, broker or other nominee will, however, continue to have discretion to vote your uninstructed shares for the ratification of the appointment of our independent registered public accounting firm (Proposal No. 3).

Proxies that are sent to us and not voted in person at the Annual Meeting must be received by us at least one day prior to the Annual Meeting date, being December 9, 2013.

If you have voted prior to the Annual Meeting but choose to attend the meeting and change your vote, you must follow the instructions in the next question.

May you change or revoke your vote?

Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

For Stockholders of Record

If you are a stockholder of record, you may change your vote by (i) filing with our Corporate Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or another duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (ii) by attending the Annual Meeting, revoking your proxy and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by our Corporate Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to our Corporate Secretary or the Inspector of Elections at the Annual Meeting or should be sent so as to be delivered to our principal executive offices located at 25552 South Butte Avenue, Five Points, CA 93624 (if delivering in person or by overnight mail) or if delivered by U.S. Mail to Post Office Box 235, Five Points, CA 93624, in both cases, directed to the attention of the Corporate Secretary. If mailing a notice of revocation, please provide sufficient time for the revocation to be received no later than December 9, 2013. You may also fax the notice of revocation to (559) 884-2750 until 4:00 p.m. P.S.T. on December 9, 2013 or e-mail it to secretary@swseedco.com.

For Beneficial Owners

If you are a beneficial owner of shares held in street name, you may change your vote (i) by submitting new voting instructions to your broker, trustee or other nominee, or (ii) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person. Note that the same timing restrictions explained in the paragraph above relating to stockholders of record apply to beneficial owners desiring to revoke or change your votes. **Please make sure that you plan for sufficient time for your street name holder to meet the time deadlines in the prior paragraph or your original votes will stand.**

May you attend the Annual Meeting and vote in person?

Whether or not you have previously submitted your voting instructions by returning a dated and signed proxy card, voting online at the Transfer Online website or voting by telephone or over the Internet in accordance with your broker's procedures, you are cordially invited to attend the Annual Meeting. **Attendance at the Annual Meeting does not revoke your previously submitted voting instructions.** If you have previously voted but want to change your vote at the Annual Meeting, you must follow the instructions in the prior question.

How will your shares be voted if you submit a proxy and do not make specific choices? If you sign and return your proxy card but do not give any voting instructions, your shares will be voted in favor of the election of each of the director nominees listed in Proposal No. 1, in favor of the amendment and restatement of our 2009 Plan, which is Proposal No. 2, in favor of the ratification of the appointment of our independent registered public accounting firm, which is Proposal No. 3, in favor of the approval (on an advisory basis) of the compensation of the Company's Named Executive Officers, which is Proposal No. 4, and in favor of a one-year frequency for future stockholder advisory votes on named executive officer compensation, which is Proposal No. 5.

What proposals will be voted on at the Annual Meeting? At the Annual Meeting, stockholders will be asked to vote on:

- The election of the eight nominated directors to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified;

- A proposal to approve Amendment No. 2 to the 2009 Plan in order to increase the number of shares available for issuance under the 2009 Plan from 1,250,000 to 1,700,000;

- A request to ratify the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2013; and

- A proposal to approve, on an advisory basis, the compensation of the Company's Named Executive Officers;

- A proposal to approve, on an advisory basis, a one, two or three-year frequency for future stockholder advisory votes on named executive officer compensation; and

- Any other business that may properly come before the Annual Meeting.

What is the voting requirement to approve each of the proposals, and how does the Board of Directors recommend that you vote?

- Proposal No. 1, the election of directors: The eight nominees receiving the highest number of votes will be elected to the board of directors. You may vote either "FOR" or "WITHHOLD" your votes for each director nominee.

  A properly executed proxy marked "WITHHOLD" with respect to the election of a director will not be voted with respect to such director, although it will be counted for purposes of determining whether there is a quorum. Broker non-votes will not affect the outcome of the election of directors. **The Board of Directors recommends that you vote your shares "FOR" each of the eight nominees listed in Proposal No. 1**.

- Proposal No. 2, approval of Amendment No. 2 to the 2009 Plan: The affirmative vote of a majority of the shares present, represented and entitled to vote on the proposal is required to approve the amendment and restatement of the 2009 Plan. Abstentions and broker non-votes are not counted as votes cast and accordingly will have no effect upon the proposal. **The board of directors recommends that you vote your shares "FOR" Proposal No. 2.**

- Proposal No. 3, ratification of M&K CPAS, PLLC as the Company's independent auditors for the fiscal year ending June 30, 2014: The affirmative vote of a majority of the shares present, represented and entitled to vote on the proposal is required to ratify the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2014. Abstentions and broker non-votes are not counted as votes cast and accordingly will have no effect upon the proposal. **The board of directors recommends that you vote your shares "FOR" Proposal No. 3**.

- Proposal No. 4, approval of, on an advisory basis, the compensation of the Company's Named Executive Officers: The affirmative vote of a majority of the shares present, represented and entitled to vote on the proposal is required to approve the compensation of the Company's Named Executive Officers. Abstentions and broker non-votes are not counted as votes cast and accordingly will have no effect upon the proposal. **The board of directors recommends that you vote your shares "FOR" Proposal No. 4**.

- Proposal No. 5, approval of, on an advisory basis, a one, two or three-year frequency for future stockholder advisory votes on named executive officer compensation: The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency of the advisory note on executive compensation that has been selected by stockholders. Abstentions and broker non-votes are not counted as votes cast and accordingly will have no effect upon the proposal. **The board of directors recommends that you vote your shares "FOR" a one-year frequency for future stockholder advisory votes on named executive officer compensation.**

What happens if additional matters are presented at the Annual Meeting?

If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the proxyholders will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

What constitutes a quorum? A quorum is the presence, in person or by proxy, of the holders of a majority of the outstanding shares of the common stock is necessary to constitute a quorum at the Annual Meeting (as calculated on October 21, 2013). That means that proxies for at least 5,811,750 shares of common stock must be present at the Annual Meeting in order to have a quorum and conduct the Annual Meeting.

Who will count the votes? A representative from Transfer Online will act as inspector of elections and will tabulate the votes. The inspector will separately tabulate "FOR" and "AGAINST" votes, abstentions and broker non-votes for each proposal.

How are abstentions and broker non votes counted? Abstentions and broker non-votes are counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. Under Nevada law, abstentions from voting and broker non-votes are not counted as votes cast and accordingly will have no effect upon the results.

Is your vote confidential? Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;

- to allow for the accurate and efficient tabulation and certification of votes; and

- to facilitate a successful proxy solicitation.

How can you learn the results of the vote?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K within four business days following the Annual Meeting.

Are any of the Company's officers and directors interested in matters to be acted upon? Our officers and directors are eligible to participate in our 2009 Plan, along with other employees and consultants. But other than their eligibility to possibly receive future grants or awards under the 2009 Plan, as amended by Amendment No. 1, and the nominees' interest in the election of directors, our officers and directors do not have any interest in the matters to be acted upon at the Annual Meeting.

Who is soliciting votes and who will bear the cost for this proxy solicitation? We are soliciting the votes and will bear all expenses of soliciting proxies. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of common stock for their reasonable out-of-pocket expenses in forwarding solicitation material to such beneficial owners. Some of our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Although we currently do not expect to do so, we may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be significant.

What is "householding?" We may deliver a single proxy statement to an address shared by two or more of our stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings, reduces the amount of duplicate information stockholders receive and reduces the environmental impact of printing and mailing documents to you. Under this process, certain stockholders of record will receive only one copy of our proxy materials and any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Any stockholders who wish to opt out of, or wish to begin, householding may contact us through one of the methods provided below.

What should you do if you receive more than one copy of proxy materials? If you received more than one copy of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the voting instructions on each voting instruction card that you receive to ensure that all of your shares are voted.

How may you access S&W Seed Company's proxy materials and Annual Report on Form 10-K over the Internet? You may access this proxy statement and the Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the "2013 Annual Report") the under "Annual Report and Proxy" on the Investors page of our website at www.swseedco.com. The 2013 Annual Report is not incorporated into this proxy statement and is not considered proxy soliciting material.

How may you obtain copies of the exhibits to the 2013 Annual Report? A copy of the 2013 Annual Report is enclosed with this proxy statement, but we have not included the exhibits to the 2013 Annual Report. The 2013 Annual Report includes a list of the exhibits that were filed with it, and we will furnish without charge a copy of any such exhibit to any person who requests one. For further information, contact Matthew K. Szot, Chief Financial Officer, 25552 South Butte Avenue, P.O. Box 235, Five Points, CA 93624, telephone (559) 884-2535, e-mail mszot@swseedco.com. Our 2013 Annual Report and our other filings with the SEC, including the exhibits, are also available at no cost at the SEC's website, www.sec.gov.

May the meeting be adjourned or postponed? Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

What is the deadline for receipt of stockholder proposals for the 2014 Annual Meeting of Stockholders? To be considered for inclusion in the proxy materials for next year's annual meeting of stockholders, your proposal must be submitted in writing by June 27, 2014 to Corporate Secretary, S&W Seed Company, P.O. Box 235, Five Points, CA 93624, and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (referred to in this Proxy Statement as the Exchange Act). If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the annual meeting of stockholders to be held in 2013, you must do so by written notice in accordance with the advance notice procedures set forth in the Company's Amended and Restated Bylaws and such notice must be delivered to the Company not earlier than the close of business on August 12, 2014 and not later than the close of business on September 11, 2014.

What is the mailing address for S&W Seed Company's principal executive offices? Our principal executive office, and the address used for personal delivery or delivery by overnight mail or courier services, is 25552 South Butte Avenue, Five Points, CA 93624. The address used for delivery by U.S. Mail is Post Office Box 235, Five Points, CA 93624. Any written requests for additional information, copies of the proxy materials and 2013 Annual Report, notices of stockholder proposals, recommendations for candidates to the board of directors, communications to the board of directors or any other communications should be sent to this address.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of October 16, 2013, by:

- each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

- our executive officers named in the Summary Compensation Table and our current directors and director nominees; and

- all of our executive officers and directors as a group.

Except as otherwise indicated below, the address of each beneficial owner listed in the table is c/o S&W Seed Company, 25552 South Butte Avenue, Five Points, CA 93624.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 11,623,498 shares of common stock outstanding on October 16, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 16, 2013 (December 15, 2013). We did not deem these exercisable shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Held	Number of Shares Subject to Options or Warrants Exercisable by December 15, 2013	Total Shares Beneficially Owned	
			Number	Percentage
Principal Stockholder				
Yellowjacket, LP(1)	1,094,552	-	1,094,552	9.4%
Robert W. Lishman(1)	1,095,324	-	1,095,324	9.4%
BMO Financial Corp.(2)	721,020	-	721,020	6.2%
Riley McCormack(3)	675,000	-	675,000	5.8%
Directors, Director Nominees and Named Executive Officers				
Glen D. Bornt	180,000	12,500 (4)	192,500 (4)	1.7%
Michael C. Culhane	-	52,500 (5)	52,500 (5)	*
Michael M. Fleming	1,000	53,500 (5)	53,500 (5)	*
Mark S. Grewal	69,940 (6)	259,332 (7)	329,272 (6)(7)	2.8%
Mark J. Harvey	216,216 (8)	-	216,216 (8)	1.9%
Michael N. Nordstrom(9)	15,352 (10)	52,500 (5)	67,852 (5)(10)	*
Charles B. Seidler	48,680	71,500 (11)	120,180 (11)	1.0%
Ann M. Veneman	-	-	-	*
Grover T. Wickersham	250,157 (12)	114,000 (13)	364,157 (12)(13)	3.1%
Danielson B. Gardner	-	16,668 (14)	16,668 (14)	*
Matthew K. Szot	29,033 (15)	83,332 (16)	112,365 (15)(16)	1.0%
All directors and executive officers as a group (14 persons)	1,246,595	754,832 (17)	2,001,427 (17)	16.2%

_____

(1) The address of Yellowjacket, LP and Robert W. Lishman, Jr. is 430 Cambridge Avenue, #100, Palo Alto, CA 94306. Mr. Lishman is the General Partner of Yellowjacket, LP. The General Partner may be deemed to be the beneficial owner of the portfolio securities owned by Yellowjacket. Mr. Lishman disclaims beneficial ownership of all such portfolio securities except to the extent of his pecuniary interest therein. Mr. Lishman's separate holdings include the 722 shares he owns directly and not as the General Partner of Yellowjacket.

(2) The address of BMO Corp. is 111 W. Monroe Street, P. O. Box 755, Chicago, IL 60690. The information regarding BMO Corp. disclosed herein is made in reliance upon BMO Corp.'s Schedule 13G filed with the SEC on January 10, 2013.

(3) The address of Riley McCormack is 2555 Lake Avenue Miami Beach, Florida 33140. The information regarding Mr. McCormack disclosed herein is made in reliance upon Amendment No. 1 to Mr. McCormack's Schedule 13G filed with the SEC on January 18, 2013.

(4) Includes 12,500 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013).

(5) Includes 52,500 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013).

(6) Includes 33,000 restricted shares that are subject to annual vesting over three years, which commenced in May 2013.

(7) Includes (i) 1,000 shares of common stock issuable upon exercise of outstanding warrants and (ii) 258,332 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013).

(8) Shares are held in trusts the beneficiaries of which are Mr. Harvey and his spouse.

(9) Mr. Nordstrom will not be standing for reelection to the Board at the Annual Meeting.

(10) Includes 10,900 shares of common stock held in trusts for Mr. Nordstrom's children. Mr. Nordstrom's wife is trustee of these trusts. Mr. Nordstrom disclaims beneficial ownership of all of these shares.

(11) Includes (i) 19,000 shares of common stock issuable upon exercise of outstanding warrants; and (ii) 52,500 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013).

(12) Includes 67,463 shares of common stock that Mr. Wickersham owns jointly with his wife as community property, 83,552 shares of common stock that he owns as his separate property, including 20,000 restricted shares that are subject to annual vesting over three years, which commenced in May 2013. Also includes (i) 24,397 shares of common stock owned by Mr. Wickersham's minor daughter's irrevocable trust, for which he serves as trustee; (ii) 23,723 shares of common stock owned by a corporation in which Mr. Wickersham is a director, executive officer and controlling shareholder; (iii) 51,022 shares of common stock owned by a corporation wholly-owned by Mr. Wickersham. Mr. Wickersham may be deemed to be the beneficial owner of these shares but he disclaims beneficial ownership of the securities owned by the trust and the shares owned by the corporations except to the extent of his pecuniary interest in such entities.

(13) Includes (i) 112,500 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013); and (ii) 1,500 shares issuable upon exercise of warrants owned by his minor daughter's irrevocable trust.

(14) Includes 16,668 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013).

(15) Includes 20,000 restricted shares that are subject to annual vesting over three years, which commenced in May 2013.

(16) Includes 83,332 shares of common stock issuable upon exercise of currently exercisable options and options that will become exercisable within 60 days of the date of this table (December 15, 2013).

(17) Includes (i) 754,832 shares of common stock issuable upon exercise of currently exercisable stock options and options that will become exercisable within 60 days of the date of this table (December 15, 2013); and (ii) 21,500 shares of common stock issuable upon exercise of outstanding warrants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to provide to us copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended June 30, 2013, our executive officers, directors and greater than ten percent stockholders complied with all Section 16(a) filing requirements applicable to these executive officers, directors and greater than ten percent stockholders.

MANAGEMENT AND
CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors is elected by our stockholders to oversee our business and affairs. In addition, the Board of Directors counsels, advises and oversees management in the long-term interests of our company and our stockholders regarding a broad range of subjects including:

- selecting and evaluating the performance of our Chief Executive Officer ("CEO") and other senior executives;

- reviewing and approving major financial, strategic and operating decisions and other significant actions;

- overseeing the conduct of our business and the assessment of our business risks to evaluate whether our business is being properly managed; and

- overseeing the processes for maintaining integrity with regard to our financial statements and other public disclosures, and compliance with law and ethical standards.

Members of the board of directors monitor and evaluate our business performance through regular communication with our CEO and other members of management, and by attending board meetings and board committee meetings. Please see information about our directors provided under Proposal No. 1 - Election of Directors.

Executive Officers who are Not Directors

The following table sets forth the name and certain information as of October 16, 2013 about our executive officers who are not members of our Board of Directors.

Name	Age	Position
Matthew K. Szot	39	Senior Vice President of Finance and Chief Financial Officer
Dennis C. Jury	53	Chief Operating Officer
Fred G. Fabre	61	Vice President of Sales and Marketing
Daniel Z. Karsten	46	Vice President of Processing
Danielson B. Gardner	47	Vice President of Breeding and Genetics

Mr. Szot has served as our Chief Financial Officer since March 2010 and was promoted to Senior Vice President in November 2011. From February 2007 until October 2011, Mr. Szot served as the Chief Financial Officer for Cardiff Partners, LLC, a strategic consulting company that provides executive financial services to various publicly traded and privately held companies. From July 2011 until October 2011, Mr. Szot also served as the Chief Financial Officer for CommerceTel Corporation N/K/A Mobivity Holdings. From 2003 to December 2006, Mr. Szot served as Chief Financial Officer and Secretary of Rip Curl, Inc., a market leader in wetsuit and action sports apparel products. Mr. Szot also served as Chief Financial Officer of Trans-Pacific Aerospace Company, Inc. from June 2009 to October 2010 and as Chief Financial Officer of Management Energy, Inc. from January 2009 to September 2010.

Mr. Szot has a Bachelor of Science degree in Agricultural Economics/Accountancy from the University of Illinois, Champaign-Urbana and is a Certified Public Accountant in the State of California.

Effective April 1, 2013, the closing date of the Company's acquisition of Seed Genetics International Pty Ltd ("SGI"), we appointed Dennis Jury as our Chief Operating Officer. Mr. Jury also serves as Chief Executive and General Manager of SGI--now operating as a subsidiary of ours. Prior to the acquisition, Mr. Jury, served as SGI's Managing Director from July 2009 through the closing. He is a veteran of the agricultural industry, having worked for ICI Crop Care, Schering Ag, and South Australian Seedgrowers Cooperative in various roles including territory sales, territory manager, and product and market development manager, before joining SGI in August 2003 as Business Manager. Mr. Jury studied Agricultural Science at the Waite Agricultural Research Institute in Urbrae, South Australia with a Bachelor of Agricultural Science degree, and received his MBA from the University of Adelaide Graduate School of Management.

Mr. Fabre joined our Company in October 2012 as Vice President of Sales and Marketing. Prior thereto, since 1999, when he co-founded Imperial Valley Seeds, Inc. ("IVS"), he has served as the President of IVS and as a member of its board of directors. Mr. Fabre has more than 30 years of agricultural industry experience. From 1979 to 1999, he served in a series of roles with Cal/West Seeds before finally serving as Vice President of International Sales developing new markets and expanding the company's presence abroad. Mr. Fabre has a B.S. degree in Geological and Physical Sciences from California State University at Chico. He is also a past President of the Pacific Seed Association and a regular participant in the meetings of the Western Seed Association and the International Seed Federation.

Mr. Karsten has served as our Vice President of Processing since April 1, 2013. From February 2013 to April 2013, he served as Vice President of Operations and Chief Operating Officer. He also served as Executive Vice President from June 2010 to April 2013. From August 2008 until February 2010, Mr. Karsten served as Plant Manager for our Five Points facility, maintaining overall responsibility for our manufacturing operations. From March 2005 until he joined our company in August 2008, Mr. Karsten was Production Manager and Safety Officer for Colusa County Canning, a canning and industrial bulk tomato processing company located in Williams, California.

Mr. Gardner joined our Company in October 2012 as Vice President of Breeding and Genetics. For 18 years prior to joining S&W, he served in various positions in breeding and international sales at Dairyland Seed Co., a Dow AgroSciences subsidiary. His most recent position at Dairyland, which he held from June 2008 until his departure in October 2012, was International Distribution Manager. He also served as Alfalfa Breeder for Dairyland from March 1994 until October 2012. Mr. Gardner has a B.S. degree in Genetics from the University of California at Davis and later graduated from the UC Davis Plant Breeding Academy. He currently sits on the board of the California Seed Association.

Code of Business Conduct and Ethics

Our Board of Directors values effective corporate governance and adherence to high ethical standards. As such, the Board has adopted a Code of Business Conduct and Ethics, which is applicable to all of our employees, officers and directors, including our senior executive and financial officers. Our Code of Business Conduct and Ethics is available on our corporate website located at *www.swseedco.com/investors*.

We will provide our code of ethics in print without charge to any stockholder who makes a written request to: S&W Seed Company, 25552 South Butte Avenue, Post Office Box 235, Five Points, California 93624 or by e-mail to secretary@swseedco.com. Any waivers of the application of, and any amendments to, our code of ethics must be made by our board of directors and will be disclosed promptly on our Internet website, *www.swseedco.com*.

Board Structure and Composition

Our Board of Directors is committed to having a sound governance structure that promotes the best interests of our stockholders. To that end, our Board has evaluated and will actively examine emerging corporate governance trends and best practices.

The stockholders elect all of our directors annually. We believe our board structure serves the interests of our stockholders by balancing board continuity and the promotion of long-term thinking with the need for director accountability.

Currently our Board of Directors is fixed at eight members. At this Annual Meeting, we are nominating a slate of eight directors to serve until our annual meeting to be held in 2014.

Board Independence

Our Board of Directors is predominantly independent. Of our seven continuing directors, only one is an employee. We have affirmatively determined that five of our seven directors who are standing for reelection, namely Messrs. Culhane, Fleming, Harvey, Seidler, and Wickersham, representing a majority of our current directors, are "independent directors" as defined under the rules of the SEC and the NASDAQ Stock Market. In addition, Ann M. Veneman, our only nominee who is not currently a Board member, is also an "independent director" as defined under the rules of the SEC and the NASDAQ Stock Market

Board Leadership

The Board does not have a policy on whether or not the roles of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee. The Board believes that it should be free to make a choice from time to time in any manner that is in the best interests of our company and our stockholders. Currently, we separate the role of Chairman and Chief Executive Officer, with Mr. Wickersham serving as the Non-Executive Chairman, and Mr. Grewal serving as Chief Executive Officer. The Board believes that this separation is presently appropriate as it allows the Chief Executive Officer to focus primarily on leading the day to day operations of the Company, while the Chairman can focus on leading the Board in its consideration of strategic issues and monitoring corporate governance and other stockholder issues.

Each of the committees of the board consist entirely of independent directors.

Our Chairman is selected by a majority of the Board of Directors. The Chairman may be replaced at any time by a vote of a majority of the Board of Directors then serving; *provided, however*, that the Chairman may not be removed as a director of the Company except in accordance with the Nevada Revised Statutes, our bylaws, and other applicable law.

In fiscal 2013, our independent directors designated Michael M. Fleming to serve as Lead Director. The Lead Director has specifically enumerated duties and responsibilities, which include:

- advising and consulting with the Chairman regarding the information, agendas and schedules of Board and Board Committee meetings;

- advising the Chairman as to the quality, quantity and timeliness of the information submitted by management to the independent directors;

- recommending to the Board and the Board Committees the retention of advisers and consultants to report directly to the Board;

- calling meetings of the independent directors, as appropriate, and serving as chairman of such meetings;

- serving as principal liaison between the independent directors and the Chairman and between the independent directors and senior management;

- ensuring that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management being present;

- communicating to management, as appropriate, the results of private discussions among independent directors;

- chairing the meetings of the Board when the Chairman is not present; and

- responding directly to stockholder and other stakeholder questions and comments that are directed to the lead independent director or to the independent directors as a group.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of the independent directors. The Board periodically holds regular executive sessions of the independent directors. These directors may designate one of their number to preside at each session, although it need not be the same director at each session. Regardless of the fact that these executive sessions are required by NASDAQ, we believe they are important vehicles to encourage open communication. Whether a presiding director is selected for each session or not, one among the directors present is designated to communicate the results of each such meeting to the full Board.

Board Meetings and Attendance

The Board of Directors met five times during fiscal 2013. Each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors held during the period.

Committees of the Board

The Board of Directors has four committees: an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and a Risk Management Committee. With respect to the Audit Committee, the Committee delegated to its chairman the responsibility of meeting with our auditors and chief financial officer in connection with the quarterly reviews of the financial statements and filing of our Quarterly Reports on Form 10-Q. Mr. Fleming fulfilled that responsibility on at least four occasions during the fiscal year, and the full Audit Committee met with our auditors in connection with the completion of the audit of our financial statements and related matters. The Committee members took various actions by written consent during the fiscal year and spent many hours in informal consultation with one another, in addition to holding in person and telephonic meetings. Other than Messrs. Culhane and Seidler, all of the Committee members attended at least 75% of the meetings of the Committees on which he is a member. The following table provides the final membership and meeting information for fiscal 2013 for each of the Committees:

Name	Audit	Compensation	Nominating and Governance	Risk Management
Michael C. Culhane	X	X		X
Michael M. Fleming	Chair	Chair	X	
Michael N. Nordstrom		X(1)	X(1)	
Charles B. Seidler	X	X	Chair	Chair
Grover T. Wickersham			X	X
Total meetings in fiscal 2013	3	3	1	(2)

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(1) Mr. Nordstrom resigned from the Compensation and Nominating and Governance Committees prior to the Board and Committee meetings held in December 2012. Following his departure, our Compensation and Nominating and Governance Committees continued to consist of three directors, all of whom are independent under the NASDAQ and SEC rules.
(2) The Risk Management Committee was formed in May 2013 and did not meet in 2013.

Audit Committee

The Audit Committee of the Board of Directors was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, to oversee our corporate accounting and financial reporting processes and audits of its financial statements. We are required to have an audit committee in order to maintain our listing on the NASDAQ Capital Market. Our Board of Directors has determined that each of the members of our Audit Committee satisfies the requirements for audit committee independence and financial literacy under the current rules and regulations of the SEC and the NASDAQ Stock Market. The board of directors has also determined that Mr. Fleming is an "audit committee financial expert" as defined in SEC rules and satisfies the financial sophistication requirements of NASDAQ. This designation does not impose on Mr. Fleming any duties, obligations or liabilities that are greater than is generally imposed on him as a member of our audit committee and our board of directors.

The Audit Committee is responsible for, among other things:

- selecting, hiring and terminating our independent auditors;

- evaluating the qualifications, independence and performance of our independent auditors;

- approving the audit and non-audit services to be performed by the independent auditors;

- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations;

- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and annual and quarterly reports on Forms 10-K and 10-Q; and

- providing to the board of directors information and materials to make the board of directors aware of significant financial and audit-related matters that require the attention of the board of directors.

The Audit Committee acts under a written charter adopted and approved by our Board of Directors. A copy of the charter of our Audit Committee is available on the Investors page on our website located at *www.swseedco.com*.

The Audit Committee Report is included in this proxy statement on page 35.

Compensation Committee

Our Board of Directors has determined that each member of our Compensation Committee meets the requirements for independence under the current NASDAQ rules, the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Compensation Committee is responsible for, among other things:

- overseeing our compensation policies, plans and benefit programs and making recommendations to the board of directors with respect to improvements or changes to the compensation plans and adoption of other plans;

- reviewing and approving with respect to our chief executive officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs and any other benefits, compensation or arrangements;

- evaluating and approving the corporate goals and objectives relevant to the compensation of our chief executive officer; and

- administering our equity compensation plans.

The Compensation Committee acts under a written charter adopted and approved by our Board of Directors. A copy of the charter of our Compensation Committee is available on the Investors page on our website located at *www.swseedco.com*.

Nominating and Governance Committee

Our Board of Directors has determined that each member of our Nominating and Governance Committee meets the requirements for independence under the current rules of the SEC and NASDAQ.

The goal of the Nominating and Governance Committee is to ensure that the members of our Board of Directors have a variety of perspectives and skills derived from high-quality business and professional experience. The Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on our board of directors. To this end, the committee seeks nominees with high professional and personal integrity, an understanding of our business lines and industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. Although neither we nor our Nominating and Governance Committee has a formal policy about diversity in the nominee selection process, our Nominating and Governance Committee charter states that the Committee's goal is to develop a diverse and experienced board. In the context of the existing composition and needs of the Board and its Committees, the Nominating and Governance Committee considers various factors, including, but not limited to, independence, age, diversity (which, in this context, means race, ethnicity and gender), integrity, skills, financial and other expertise, breadth of experience and knowledge about our business or industry. Although the Nominating and Governance Committee uses these and other criteria to evaluate potential nominees, we have not established any particular minimum criteria for nominees. After its evaluation of potential nominees, the Committee submits nominees to the Board of Directors for approval. When appropriate, the Nominating and Governance Committee may in the future retain executive recruitment firms to assist in identifying suitable candidates but has not done so in connection with this first Annual Meeting.

The Nominating and Governance Committee is responsible for, among other things:

- assisting our Board of Directors in identifying prospective director nominees and recommending to our board of directors the director nominees for each annual meeting of stockholders;

- evaluating the performance of current members of our Board of Directors;

- ensuring that our Board of Directors is properly constituted to meet its fiduciary obligations to us and our stockholders and that we follow appropriate governance standards;

- developing principles of corporate governance and recommending them to our board of directors;

- overseeing compliance by our Board of Directors and its committees with applicable laws and regulations, including those promulgated by the rules of the SEC and the NASDAQ Stock Market; and

- overseeing the evaluation of our Board of Directors and management.

The Nominating and Governance Committee acts under a written charter adopted and approved by our Board of Directors. A copy of the charter of our Nominating and Governance Committee is available on the Investors page on our website located at *www.swseedco.com*.

Risk Management Committee

In late 2013, the Board of Directors established a Risk Management Committee. The Risk Management Committee did not hold any meetings in 2013. In consultation with Board of Directors, the Risk Management Committee is in the process of developing a written charter and its core objectives for 2014 and future years.

Board Attendance at Annual Stockholder Meetings

Although we have no formal policy, our Board expects our directors to attend our annual meetings of our stockholders. All six of the then-current Board members attended our 2012 annual meeting of stockholders.

Board Risk Oversight

Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our full Board of Directors, our senior management are responsible for the day-to-day management of the material risks S&W faces. In its oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Annually, our Board of Directors will hold strategic planning sessions with senior management to discuss strategies, key challenges, risks and opportunities for S&W. This involvement of the Board of Directors in setting our business strategy is a key part of its oversight of risk management, its assessment of management's appetite for risk and its determination of what constitutes an appropriate level of risk for S&W. Additionally, our Board of Directors regularly receives updates from senior management and outside advisors regarding certain risks we face, including various operating risks. Our senior management attends meetings of our Board of Directors and its Committees and as is otherwise needed, and are available to address any questions or concerns raised by the board on risk management and any other matters.

Each of our board committees oversees certain aspects of risk management. Our Audit Committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, internal investigations, and enterprise risks, generally. Our Nominating and Governance Committee oversees our corporate governance guidelines and governance- related risks, including such issues as board independence, as well as senior management and director succession planning. Our Compensation Committee oversees risks related to compensation policies and practices, and is responsible for establishing and maintaining compensation policies and programs designed to create incentives consistent with the Company's business strategy that do not encourage excessive risk-taking. The Board Committees will report their findings to the full board of directors at each regularly scheduled meeting and as is otherwise needed.

In connection with its oversight of compensation-related risks, our Compensation Committee will review an assessment by management of our company's compensation programs and practices for our employees, including our executive and non-executive programs and practices. In that review, the compensation committee will evaluate whether our policies and programs encourage unnecessary or excessive risk taking and controls, and how such policies and programs are structured with respect to risks and rewards, as well as controls designed to mitigate any risks.

Additional review or reporting on enterprise risks will be conducted as needed or as requested by the Board of Directors or a committee thereof.

As indicated above, the Board formed a Risk Management Committee in late 2013 and is in the process of determining its functions. This Committee will likely assume sole responsibility for enumerated areas of the Board's overall risk management.

Communications with the Board

Stockholders and interested parties who wish to contact our Board of Directors, our Chairman, any other individual director, or the non-management or independent directors as a group, are welcome to do so in writing, addressed to such person(s) in care of our Corporate Secretary. E-mail correspondence of this nature should be sent to secretary@swseedco.com, and other written correspondence should be addressed to S&W Seed Company, 25552 South Butte Avenue, Five Points, CA 93624, Attention: Secretary.

Our Corporate Secretary has undertaken to forward all written stockholder correspondence to the appropriate director(s), except for spam, junk mail, mass mailings, customer complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Secretary will determine, in her discretion, whether any response is necessary and may forward certain correspondence, such as customer-related inquiries, elsewhere within our company for review and possible response. Comments or questions regarding our accounting, internal controls or auditing matters will be referred to the audit committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to the Nominating and Governance Committee. Comments or questions regarding executive compensation will be referred to the Compensation Committee.

DIRECTOR COMPENSATION

Overview

Our director compensation programs are designed to provide an appropriate incentive to attract and retain qualified non-employee board members. The Compensation Committee is responsible for reviewing the equity and cash compensation for directors on an annual basis and making recommendations to the Board, in the event it determines changes are needed. To date, the Compensation Committee has not worked with an independent compensation consultant to review non-employee director compensation. The Compensation Committee could retain such independent advice in the future but at this early stage of being a smaller reporting company, the Compensation Committee has not seen the need to seek such third party advice.

Director Summary Compensation Table

The following table summarizes the fiscal 2013 compensation earned by each member of the Board other than Mr. Grewal, whose compensation is described under "Executive Compensation" beginning on page 16.

	Fees Earned or Paid in Cash ($)(1)		Stock Awards ($)(2)		Option Awards ($)(2)		All Other Compensation ($)		Total ($)
Glen D. Bornt	$ 3,750		$ -		$ 11,447		$ -		$ 15,197
Michael C. Culhane	$ 19,000		$ -		$ 11,447		$ -		$ 30,447
Michael M. Fleming	$ 28,750		$ -		$ 11,447		$ -		$ 40,197
Mark J. Harvey(3)	$ 35,000	(4)	$ -		$ -		$ -		$ 35,000
Michael N. Nordstrom(5)	$ 20,250		$ -		$ 11,447		$ 107,464	(6)	$ 139,161
Charles B. Seidler	$ 22,250		$ -		$ 11,447		$ -		$ 33,697
Grover T. Wickersham	$ 251,750	(7)	$ 852,800		$ 11,447		$ -		$ 1,115,997

_____

(1) See the table under the caption "Annual Retainer and Per Meeting Fees for Non-Employee Directors" for an explanation and breakdown of the cash fees.

(2) The amounts shown for stock awards and option awards represent the aggregate grant date fair value of such awards granted to the directors as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation-Stock Compensation. For each award, the grant date fair value is calculated using the closing price of our common stock on the grant date and, in the case of the restricted stock award, assuming 100% probability of achievement of conditions for full vesting as of the grant date. These amounts do not correspond to the actual value that may be realized by the directors upon vesting or exercise of such awards. For information on the assumptions used to calculate the value of the awards, refer to Note 12 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

(3) Mr. Harvey joined the Board on April 1, 2013.

(4) This amount represents the annualized portion of a $125,000 stipend paid to Mr. Harvey for his role as Vice Chairman of the Board, in addition to the per meeting fees described below.

(5) Mr. Nordstrom will not be standing for reelection to the Board at the Annual Meeting.

(6) Mr. Nordstrom earned this amount as real estate commissions fees in connection with our acquisitions of farmland in 2013.

(7) This amount represents a stipend of $170,000 paid to Mr. Wickersham for his role as Non-Executive Chairman of the Board, bonus payments made to Mr. Wickersham in connection with his extraordinary service as Non-Executive Chairman of the Board in 2013, and the per meeting fees described below.

Annual Retainer and Per Meeting Fees for Non-Employee Directors

Directors who are also our employees do not receive any additional compensation for their service on the Board. Non-employee directors are paid an annual cash retainer of $10,000. In addition to this annual cash retainer, the Chairman of the Audit Committee is paid an additional $6,000 per year cash retainer for his service in that capacity. Effective July 1, 2013, the cash retainer payable to the Chairman of the Audit Committee was increased from $6,000 to $40,000 per year.

The Chairman of the Board is paid an additional annual stipend of $170,000, payable monthly, for services he renders. And, the Vice Chairman of the Board is paid an additional annual stipend of $125,000, payable monthly, for services he renders.

In addition to the annual retainer, non-employee directors receive:

- $1,500 for each in-person board meeting attended;

- $750 for each telephonic board meeting attended; and

- $500 for each committee meeting attended, whether in person or telephonically.

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings and for other company-related out-of-pocket expenses they may incur from time to time.

The following table summarizes the cash compensation earned in fiscal 2013 by our directors for service on the Board. As noted above, Mr. Grewal, our Chief Executive Officer and President, also sits on our board but receives no additional compensation in that capacity. Mr. Harvey did not join our board until April 2013.

	Annual Retainer		Board Meetings		Committee Meetings		Other Compensation		Total
Glen D. Bornt	$	-	$	3,750	$	-	$	-	$	3,750
Michael C. Culhane	$	10,000	$	7,500	$	1,500	$	-	$	19,000
Michael M. Fleming	$	16,000 (1)	$	9,750	$	3,000	$	-	$	28,750
Mark J. Harvey	$	-	$	3,750	$	-	$	31,250 (2)	$	35,000
Michael N. Nordstrom(3)	$	10,000	$	9,750	$	500	$	107,464 (4)	$	127,714
Charles B. Seidler	$	10,000	$	9,750	$	2,500	$	-	$	22,250
Grover T. Wickersham	$	10,000	$	9,750	$	500	$	231,500 (5)	$	251,750

————

(1) Mr. Fleming is paid an additional $6,000 to serve as the Chairman of the Audit Committee.
(2) Mr. Harvey is paid an additional $10,417 per month stipend for his services as Vice Chairman of the Board.
(3) Mr. Nordstrom will not be standing for reelection to the Board at the Annual Meeting.
(4) Mr. Nordstrom earned this amount as real estate commissions fees in connection with our acquisitions of farmland in 2013.
(5) Mr. Wickersham is paid an additional $14,167 per month stipend for his services as Chairman of the Board. In addition, this amount includes bonus payments made to Mr. Wickersham in connection with his extraordinary service as Non-Executive Chairman of the Board in 2013.

EXECUTIVE COMPENSATION

Compensation Philosophy and Processes

We seek to provide a level of compensation for our executive officers that is competitive with companies similar in both size and industry. Our goals are to attract, retain, and reward executive officers who contribute to our success, to align executive officer compensation with our performance and to motivate executive officers to achieve our business objectives. We compensate our senior management through a mix of base salary, bonus and equity compensation.

Our Compensation Committee determines and recommends to our Board of Directors the compensation of our executive officers. The Compensation Committee also administers our 2009 Plan. The Compensation Committee reviews base salary levels for executive officers of our company and recommends raises and bonuses based upon the company's achievements, individual performance and competitive and market conditions. The Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to compensation subcommittees or to our officers, but it has not elected to do so thus far.

Executive Officer Compensation

The following Summary Compensation Table sets forth certain information regarding the compensation earned during fiscal 2012 by our Chief Executive Officer and the only other executive officer whose total compensation for fiscal 2012 exceeded $100,000. We call these individuals our "Named Executive Officers."

Summary Compensation Table

	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Mark S. Grewal	2013	$ 262,500	$ 130,000	$ 1,066,000	$ 29,406	$ 13,000 (2)	$ 1,500,906
	2012	$ 225,000	$ -	$ 198,000	$ 60,232	$ 12,000 (2)	$ 495,232
Matthew K. Szot	2013	$ 177,083	$ 170,000	$ 1,066,000	$ 29,406	$ -	$ 1,442,489
	2012	$ 106,250	$ -	$ 120,000	$ 40,155	$ -	$ 266,405
Danielson B. Gardner	2013	$ 114,583	$ -	$ -	$ 58,813	$ 18,642 (3)	$ 192,038

_____

(1) The amounts shown for stock awards and option awards represent the aggregate grant date fair value of such awards granted to the Named Executive Officers as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation-Stock Compensation. For each award, the grant date fair value is calculated using the closing price of our common stock on the grant date and, in the case of the restricted stock awards, assuming 100% probability of achievement of conditions for full vesting as of the grant date. These amounts do not correspond to the actual value that may be realized by the Named Executive Officers upon vesting or exercise of such awards. For information on the assumptions used to calculate the value of the awards, refer to Note 12 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.
(2) Amount represents the monthly car allowance received by Mr. Grewal.
(3) Amount represents a monthly car allowance and health insurance premiums for his dependents received by Mr. Gardner.

Outstanding Equity Awards at Fiscal Year End 2013

The following table sets forth information regarding each unexercised option award held by our Named Executive Officers as of June 30, 2013.

	Option Awards					Stock Awards		
	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price	Option Expiration	Number of Shares or Units of Stock that have not Vested		Market Value of Shares or Units of Stock that have not
	Exercisable	Unexercisable		($)	Date	(#)		Vested ($)
Mark S. Grewal	100,000	-		$ 4.00	March 9, 2015	22,000 (1)	$	184,360 (1)
	75,000	-		$ 4.00	June 14, 2015	100,000 (2)	$	838,000 (2)
	56,250	18,750 (3)		$ 4.20	October 24, 2016			
	4,167	20,833 (4)		$ 7.20	December 8, 2017			
Matthew K. Szot	25,000	-		$ 4.00	March 9, 2015	13,333 (1)	$	111,733 (1)
	37,500	12,500 (3)		$ 4.20	October 24, 2016	100,000 (2)	$	838,000 (2)
	4,167	20,833 (4)		$ 7.20	December 8, 2017			
Danielson B. Gardner	8,333	41,667 (4)		$ 7.20	December 8, 2017			

_____

(1) Restricted stock awards, which were made on May 7, 2012, are not subject to performance targets but vest with the passage of time in three annual installments beginning on May 7, 2013. The market value of the restricted shares is based on a closing price of $8.38, which was the closing price on June 28, 2013, the last trading day of fiscal 2013.

(2) Restricted stock unit awards, which were made on March 16, 2013, are not subject to performance targets but vest with the passage of time beginning on July 1, 2013. The market value of the restricted stock units is based on a closing price of $8.38, which was the closing price on June 28, 2013, the last trading day of fiscal 2013.

(3) Options vest in eight quarterly installments on the first day of the fiscal quarter. Vesting commenced on January 1, 2012 and will continue through October 1, 2013.

(4) Options vest in eight quarterly installments on the first day of the fiscal quarter. Vesting commenced on January 1, 2013 and will continue through October 1, 2015.

Employment Agreements

Mr. Grewal

On February 26, 2013, we entered into a new employment agreement with our President and Chief Executive Officer, Mark S. Grewal (the "Grewal Employment Agreement"), pursuant to which Mr. Grewal agreed to continue to serve in these positions for a three-year term, effective January 1, 2013. The Grewal Employment Agreement provides for an employment term commencing on January 1, 2013 and ending on December 31, 2016. Mr. Grewal also serves as a member of our Board of Directors, and he continues to serve as a director under the Grewal Employment Agreement subject to the Company's corporate governance and director election policies and procedures.

The Grewal Employment Agreement sets forth Mr. Grewal's initial base salary at the annual rate of $300,000 and the right to receive periodic bonuses in the future at the discretion of our Compensation Committee. All components of Mr. Grewal's compensation under the Employment Agreement, including base salary and bonuses, will be subject to regular review by the Compensation Committee.

The Grewal Employment Agreement also provides that, while employed, Mr. Grewal will be entitled to participate in the Company's equity incentive plans (as administered by the Compensation Committee), as well as other Company benefit and perquisite plans and policies in accordance with their terms as in effect from time to time, on the same basis as such benefits are generally made available to other executive officers of the Company. Mr. Grewal will be provided with an automobile at the Company's expense and will also receive a one-time payment of $5,000 as reimbursement for automobile insurance, maintenance and repairs incurred during the term of Mr. Grewal's prior employment agreement.

If Mr. Grewal's employment is terminated by the Company without cause, he will be entitled to compensation and other benefits (such as accrued but unused vacation) that have accrued but not yet been paid, and subject to his execution and delivery of a release of claims against the Company, he will be entitled to receive from the Company: a cash severance payment equal to six months of Mr. Grewal's base salary immediately prior to his termination and the full vesting of all stock options or other equity grants awarded to him pursuant to the Company's equity incentive plans. If Mr. Grewal's employment is discontinued as the result of a change of control, he will be entitled to compensation and other benefits that have accrued but not yet been paid, a cash severance payment equal to twelve months of Mr. Grewal's base salary immediately prior to the change of control, and the full vesting of all stock options or other equity grants awarded to him pursuant to the Company's equity incentive plans. If Mr. Grewal's employment is terminated for cause, he will only be entitled to the compensation and other benefits that have accrued but not yet been paid, and all future vesting of equity awards then held by him will cease immediately. In the event that Mr. Grewal's employment is terminated due to Mr. Grewal's death or disability, he will be entitled to receive compensation and other benefits that have accrued but not yet been paid and any equity awards held by him will vest if and to the extent provided in the applicable plan and award agreements.

Mr. Szot

On March 25, 2013, we entered into a new employment agreement with our Senior Vice President of Finance and Chief Financial Officer, Matthew K. Szot (the "Szot Employment Agreement"), pursuant to which Mr. Szot will continue to serve in these positions for a three-year term, effective April 1, 2013.

The Szot Employment Agreement sets forth Mr. Szot's base salary at the annual rate of $200,000 and the right to receive periodic bonuses in the future at the discretion of our Compensation Committee. On April 2, 2013, Mr. Szot received a one-time signing bonus payment of $40,000. All components of Mr. Szot's compensation under the Szot Employment Agreement, including yearly base salary and bonuses, will be subject to regular review by the Compensation Committee.

The Szot Employment Agreement also provides that, while employed, Mr. Szot will be entitled to participate in the Company's equity incentive plans (as administered by the Compensation Committee), as well as other Company benefit and perquisite plans and policies in accordance with their terms as in effect from time to time, on the same basis as such benefits are generally made available to other executive officers of the Company.

If Mr. Szot's employment is terminated by the Company without cause, he will be entitled to compensation and other benefits (such as accrued but unused vacation) that have accrued but not yet been paid, and subject to his execution and delivery of a release of claims against the Company, he will be entitled to receive from the Company: a cash severance payment equal to twelve months of Mr. Szot's base salary immediately prior to his termination and the full vesting of all stock options or other equity grants awarded to him pursuant to the Company's equity incentive plans. If Mr. Szot's employment is discontinued as the result of a change of control, he will be entitled to compensation and other benefits that have accrued but not yet been paid, a cash severance payment equal to twelve months of Mr. Szot's base salary immediately prior to the change of control, and the full vesting of all stock options or other equity grants awarded to him pursuant to the Company's equity incentive plans. If Mr. Szot's employment is terminated for cause, he will only be entitled to the compensation and other benefits that have accrued but not yet been paid, and all future vesting of equity awards then held by him will cease immediately. In the event that Mr. Szot's employment is terminated due to Mr. Szot's death or disability, he will be entitled to receive compensation and other benefits that have accrued but not yet been paid and any equity awards held by him will vest if and to the extent provided in the applicable plan and award agreements.

Mr.Gardner

On October 15, 2012, we entered into a three-year employment agreement with Danielson B. Gardner, our Vice President of Breeding and Genetics. Under the terms of the employment agreement, Mr. Gardner is paid an annual salary of $175,000. He is also eligible to receive bonus compensation from time to time in acknowledgment of his achievements and efforts. Such bonuses, if any, will be in payable solely at the discretion of our Compensation Committee. Mr. Gardner is also eligible to participate in the Company's equity incentive plans as in effect from time to time and to receive the package of benefits generally available to the Company's employees.

In the event Mr. Gardner's employment with us is terminated without cause, he will be entitled to 12 months of his then-current base salary, payable on the date of termination. If Mr. Gardner's employment is terminated without cause prior October 15, 2014, all of his then outstanding stock option grants and other equity awards will vest in full and be non-forfeitable as of the termination date. In the event of a change in control (as defined in the employment agreement) and provided that Mr. Gardner is not offered a comparable position by the surviving corporation (as defined in the employment agreement), he will be entitled to receive a cash severance payment equal to 12 months of his then-current base salary. In addition, all of his then-outstanding stock option grants and other equity awards will vest in full and be non-forfeitable immediately before the date of the change in control or termination date. If Mr. Gardner is terminated by us for cause, all further payments of compensation and vesting of his equity awards will terminate immediately. In the event of termination for any other reason, Mr. Gardner will be paid any accrued and unpaid base salary up to the date of termination and to receive the benefits or compensation due to him under the terms of any employee benefit and compensation agreements or plans and under which he has a vested right (including any right that vests in connection the termination of his employment), and rights to indemnification.

2009 Equity Incentive Plan

Our 2009 Plan authorizes the grant and issuance of options and other equity compensation, including stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based compensation to employees, officers, directors and consultants. A total of 1,250,000 shares of common stock are currently reserved for issuance under the 2009 Plan, although at this Annual Meeting, the Board is asking the stockholders to approve an increase in the 2009 Plan to 1,700,000 in order to have additional shares available for future grants. See "Proposal No. 2 - Approval of Amendment No. 2 to the 2009 Amended and Restated Equity Incentive Plan" for a description of the amendment to the 2009 Plan.

As of June 30, 2013, we have 852,000 options, 280,000 restricted stock units, and 73,000 shares of restricted stock granted under the 2009 Plan. As of June 30, 2013, there were 45,000 shares available for future issuances under the 2009 Plan.

There have been no exercises of outstanding options by the Named Executive Officers.

PROPOSAL 1
ELECTION OF DIRECTORS

General

The business and affairs of our company are managed under the direction of the Board of Directors, as provided by Nevada law and our Bylaws. The Board of Directors establishes corporate policies and strategies and supervises the implementation and execution of those policies and strategies by our officers and employees. The directors are kept informed of our company operations at meetings of the Board, through reports and analyses prepared by, and discussions with, company management.

Our Articles of Incorporation provide that the number of members of the Board of Directors may be set by the board resolution. The board has currently set the size of the Board of Directors at eight members. That number may be changed by further resolution of the board or by an amendment to the Bylaws approved by the stockholders or the Board. A Board consisting of eight directors is to be elected at the Annual Meeting.

The Board proposes that the eight director-nominees named in the following summary be elected as our directors, each to hold office until the 2014 Annual Meeting of Stockholders and until his successor is elected and qualified. If a quorum is present, the eight nominees receiving the greatest number of votes cast at the meeting or its adjournment will be elected. Withheld votes will not be deemed votes cast in determining which nominees receive the greatest number of votes cast and will therefore have no effect on the election.

Although Nevada corporate law does not require cumulative voting in the election of directors, and neither our Articles of Incorporation nor Bylaws provide for cumulative voting, California law could impose cumulative voting on the election of our directors. In the event any record stockholder attends the Annual Meeting and requests cumulative voting, all the votes present in person or by proxy in the election of directors will be entitled to cumulate votes. If that were to occur, each stockholder will be entitled to that number of votes equal to the number of shares owned multiplied by eight (the number of directors being elected). The stockholders will then be able to allocate that total number of votes among one or more nominees in the stockholder's sole discretion. If cumulative voting in the election of directors is requested at the Annual Meeting, which we currently do not have reason to expect, the holders of all proxies received prior to the commencement of voting will be cumulated as determined in the sole discretion of the proxy holders, Messrs. Grewal and Szot.

Nominees for Director

Unless otherwise instructed, the proxy holders will vote all of the proxies received by them for the Company's eight nominees. Each of the following eight directors has been nominated for election at the Annual Meeting: Glen D. Bornt, Michael C. Culhane, Michael M. Fleming, Mark S. Grewal, Mark J. Harvey, Charles B. Seidler, Ann M. Veneman and Grover T. Wickersham (each, a "Nominee," and collectively, the "Nominees"). Other than Ms. Veneman, all of the Nominees presently serve on our Board of Directors.

Proxies cannot be voted for a greater number of persons than the number of nominees named. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. We are not aware of any nominee who will be unable to, or for good cause will not, serve as a director, and each nominee has confirmed that he will serve on the board if elected.

Information Regarding Nominees

A brief summary of each nominee's principal occupation and other information follows. None of the directors, nominee for director or executive officers were selected pursuant to any arrangement or understanding. There are no family relationships among our directors, director nominees or executive officers.

On October 27, 2013, the Compensation Committee determined to issue to Ms. Veneman, one of our nominees for director, a stock option to purchase 12,500 shares of our common stock at a per share exercise price of $7.75 in consideration for Ms. Veneman's agreement to provide advice to the Board on issues of business strategy.

Grover T. Wickersham (Age 64)
Non-executive Chairman of the Board, S&W Seed Company

Mr. Wickersham is a founder of the Company and has served as Chairman of the Board since October 2009. Mr. Wickersham is a private investor and the President and CEO of Glenbrook Capital Management, which is the manager of a partnership that invests primarily in the securities of public companies. Since October, 2007, Mr. Wickersham had served in various managerial capacities of Triangle T Partners, LLC ("TTP") and its predecessor, Triangle T Ranch. TTP owns and farms farmland in California's Central Valley. In June 2010, he became Chief Financial Officer of TTP and served in that position until December 2012. For more than five years, Mr. Wickersham has also served as the Chairman of the Board of Trustees of Purisima Fund, a mutual fund advised by Fisher Investments of Woodside, California. Between 1976 and 1981, Mr. Wickersham served as a Staff Attorney, and then as a Branch Chief, of the U.S. Securities and Exchange Commission. He holds an A.B. from the University of California at Berkeley, an M.B.A. from Harvard Business School and a J.D. from University of California, Hastings College of the Law. The Nominating and Governance Committee and the Board of Directors believe that Mr. Wickersham should be re-elected to the Board because of his experience and knowledge of corporate finance and strategic planning, his experience and knowledge of operational matters gained as a past and present director of other public and private companies, and his knowledge of our company, its markets and operations developed over his tenure as a director of S&W.

Mark S. Grewal (Age 57)
President and Chief Executive Officer, S&W Seed Company

Mr. Grewal was appointed our President, Chief Executive Officer and a director in October 2009. Beginning in February 2009 until October 2009, he provided advisory services to S&W Seed Company, our predecessor general partnership (the "Partnership"). He became our full-time employee in October 2010. Since October 2009, he also has held the title of President and manager of our subsidiary, Seed Holding, LLC. Mr. Grewal served as the Chief Executive Officer, President and Farm Manager of Chowchilla, California-based Triangle T Partners, LLC ("TTP") from February 2009 through October 2010 and held the same positions with Triangle T Ranch, Inc. ("TTR"), the parent of TTP during the same period. At TTP and TTR, Mr. Grewal was responsible for all operations involved in farming a 13,000 acre diversified farming operation. From January 2006 until he joined TTR, Mr. Grewal was the principal of Grewal Consulting, in Lemoore, California, where he addressed water, land, drainage and fertilizing, herbicide and insecticide management issues. From February 2005 to December 2006, Mr. Grewal served as the Chief Operations Officer of SK Foods, in Lemoore, California, a leading grower and processor of vegetable products for remanufacturers, retail and foodservice markets ("SK Foods"). His responsibilities included being in charge of procuring raw products to ensure proper plant production, with the goal of maximizing cost benefits. Prior thereto, Mr. Grewal served in various executive management and operational roles for over 26 years with JG Boswell, Co., in Corcoran, California, a very large grower of agricultural crops. From 1999 to February 2005, Mr. Grewal served as the Vice President of Ranching and a member of the Board of Director of JG Boswell, Co. At both SK Foods and JG Boswell, he managed over 300 employees. Mr. Grewal is Chairman of the Plant Science Advisory Council of California State University and a member of the Leadership Committee of California State University, Fresno. Mr. Grewal earned a B.S. in Agronomy from California State University, Fresno, and an M.A. in Leadership from Saint Mary's College, Moraga, California. He is also a graduate of the California Agricultural Leadership Program (Class 28). The Nominating and Governance Committee and the Board of Directors believe that Mr. Grewal should be re- elected to the Board because his many years of experience working in various positions at major agricultural firms in the Central Valley contribute to both his invaluable insights and strategic thinking relevant to our business, as well as his numerous contacts in the farming community, all of which are of great benefit to our board and our company.

Glen D. Bornt (Age 55)
President, Imperial Valley Milling Co.

Mr. Bornt is being nominated to begin service as a member of our board following the Annual Meeting. Since 1987, he has been the President of Imperial Valley Milling Co., where he serves as chief executive officer and on-site manager. Concurrently, since September 2007, he also has served as Vice President of Imperial Valley Seeds, Inc. Mr. Bornt earned a BS degree in Agriculture Management from California Polytechnic State University, San Luis Obispo. The Nominating and Governance Committee and the Board of Directors believe that Mr. Bornt should be elected by the stockholders because his 25 years of experience in the agriculture seed industry specializing in alfalfa seed will bring invaluable expertise to our boardroom as we continue to expand our seed business geographically and with new varieties.

Michael C. Culhane (Age 45)
Founder and Executive Chairman, Pepper Home Loans Group

Mr. Culhane was elected to our board in December 2009. In 2001, he founded Pepper Home Loans Pty Ltd., a privately-held financial services company specializing in the provision of financial services products, North Sydney, Australia, where, since January 2011, he has served as Executive Chairman. In that capacity, he is responsible for profitability, strategy, mergers and acquisitions and international expansion. In 2002, he founded Oakwood Global Finance LLP, London, England, a financial services company specializing in valuing, trading and managing investments in financial assets that are exposed to real estate and consumer risk. He served as the managing partner of Oakwood since inception and held the position of chief executive officer from 2003 until he left Oakwood in November 2010. Mr. Culhane has extensive board experience, currently sitting on the board of six non-U.S. companies and one U.S. company, none of which is publicly traded in the U.S. He holds a BSc (Econ) from the London School of Economics. On April 8, 2009, the Bank of Italy(Italian central bank) imposed nominal fines against the members, including Mr. Culhane, of the Board of Directors of Ktesios SpA, an Italian financial services corporation, related to technical violations of disputed applicable capital requirements and to certain organizational and internal auditing activities. Ktesios' interpretation of the disputed requirements were based upon the advice of its legal and accounting advisors and it argued for the reasonableness of its position throughout its deliberations with the Bank of Italy. In total, Mr. Culhane paid €14,580 in fines. On March 9, 2009, Mr. Culhane resigned from the Board of Ktesios and no further action is expected by the Bank of Italy with respect to this matter. The Nominating and Governance Committee and the Board of Directors believe that Mr. Culhane should be re-elected to the Board because of his extensive experience in large financing transactions and in management of financial industry companies, which has resulted in Mr. Culhane bringing to our Board and Audit Committee the sophisticated level of financial and management expertise and experience that will aid in many areas of the Company's operations and oversight.

Michael M. Fleming (Age 64)
Shareholder, Lane Powell PC

Mr. Fleming was elected to our board in October 2009. Mr. Fleming has been an attorney with Lane Powell PC in Seattle, Washington, specializing in real estate, dispute resolution, securities and environmental matters, since February 2000. He has also been the president and owner of Kidcentre, Inc., a company in the business of providing child care services in Seattle, since July 1988. Since April 1985, he has also been the president and owner of Fleming Investment Co., an investment company. Since 1997, he has served as a director, serving as chairman of the board since October 2012 of Jones Soda Co., a developer, marketer, producer and distributor of premium beverages, located in Seattle. Mr. Fleming holds a Bachelor of Arts degree from University of Washington and a law degree from the University of California, Hastings College of the Law. Mr. Fleming was elected in 2013 to serve as Trustee of the Board of University of California, Hastings College of the Law. The Nominating and Governance Committee and the Board of Directors believe that Mr. Fleming should be re-elected to the Board because of his experience as president and owner of other businesses, his service on other boards and his legal background, all of which contribute legal and business expertise.

Charles B. Seidler (Age 36)
Executive Director, Nomura Securities

Mr. Seidler was elected to our board in June 2010. Mr. Seidler joined Nomura Securities as an executive director and senior member of a proprietary trading group in New York, New York in June 2010. Prior thereto, from January 2007 through June 2010, Mr. Seidler held various senior positions at Deutsche Bank AG in Tokyo, Japan, including Head of JPY/UST International Sales (from March 2009 until his departure in June 2010), JPY Flow Trader (from September 2008 to March 2009) and Rates Proprietary Trader from January 2007 to September 2008. Between March 2003 and January 2007, Mr. Seidler was Co-Portfolio Manager of Caxton Associates, L.L.C., the macro hedge fund, New York, New York, where he focused on macro and relative value trading with a particular focus on the Japanese markets. He currently and during the last five years has served on numerous corporate boards of directors, however, none of them are companies with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. Mr. Seidler has a Masters of Arts Degree from Colgate University. Because of Mr. Seidler's extensive experience in the corporate boardroom and his financial expertise, he brings to our Board a level of professionalism and perspective that we believe is invaluable. Accordingly, the Nominating and Governance Committee and the Board of Directors believe that Mr. Seidler should be re-elected to the Board.

Ann M. Veneman (Age 64)
Former Secretary of the U.S. Department of Agriculture

Secretary Veneman has been nominated for election to our Board of Directors at the Annual Meeting. Currently, and since April 2010, Ms. Veneman has been occupied in pursuing her charitable and business interests on a private basis. For the five years from May 2005 until April 2010, Ms. Veneman was Executive Director of UNICEF, the agency of the United Nations that is tasked with advocating and protecting the rights of children worldwide. As such, she was chiefly responsible for managing approximately 11,000 UNICEF employees in more than 150 countries. Prior to joining UNICEF, from January 2001, until January 2005, Ms. Veneman served as Secretary of the U.S. Department of Agriculture ("USDA"). As Secretary, she led the USDA, an organization of over 110,000 employees, with an annual budget of $113 billion, and also served as a Member of the President's Cabinet. From 1995 until 1999, Ms. Veneman was Secretary of the California Department of Food and Agriculture. Prior to 1993, Ms Veneman held various USDA positions, including Deputy Secretary, Deputy Undersecretary for International Affairs and Commodity Programs, and Associate Administer of the Foreign Agricultural Service. During the interim periods between her governmental appointments, Ms Veneman practiced law in Washington, D.C. and California in both the private and public sectors. Ms. Veneman serves on the boards of directors of two other public companies, Nestlé S.A. and Alexion Pharmaceuticals, and has done so since, respectively, April 2011 and May 2010. Nestlé, S.A., is a global nutrition, health and wellness company listed on the Swiss stock exchange. Alexion is a global biopharmaceutical company that combines groundbreaking science with a steadfast commitment to meeting the needs of patients living with severe, life-threatening and often ultra-rare diseases, and its shares are traded on NASDAQ. Ms. Veneman holds a B.A. from the University of California, Davis, a Master's degree in Public Policy from the University of California, Berkeley, and a J.D. from the University of California, Hastings College of Law. The Nominating and Governance Committee and the Board of Directors believe that Ms. Veneman should be elected to the Board because of her major leadership roles in agriculture and at UNICEF, her service on other boards and her legal background.

Required Vote

The eight nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted shall be elected as directors, whether or not such affirmative votes constitute a majority of the shares voted. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but they have no legal effect under Nevada law.

THE BOARD RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH NOMINEE.

PROPOSAL NO. 2
APPROVAL OF AMENDMENT NO. 2 TOTHE 2009 AMENDED AND RESTATED EQUITY INCENTIVE PLAN

The Board of Directors is requesting that stockholders vote in favor of Amendment No. 2 to the 2009 Plan. As originally adopted by the stockholders in 2009, the 2009 Plan provides for the grant of (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights or SARs, (iii) restricted stock, (iv) restricted stock units or RSUs, (v) performance awards, and (vi) other share-based awards. Up to 1,250,000 shares of our common stock are issuable under the 2009 Plan. As of October 16, 2013, only 20,000 shares are available for future grants. If this proposal is approved, 450,000 additional shares will be added to the authorized grant amount to increase the 2009 Plan total to 1,700,000 shares.

The 2009 Plan is the sole plan for providing equity incentive compensation to eligible employees, non-employee directors and consultants. The Board believes that our 2009 Plan is in the best interest of stockholders and our company, as equity awards granted under the plan help to attract, motivate and retain talented employees and non-employee directors, align employee and stockholder interests, link employee compensation with company performance and maintain a culture based on employee stock ownership.

Historical Grant Information

No awards have been granted or promised with respect to the additional 450,000 shares requested, although it is expected that during fiscal 2014, the Compensation Committee, in consultation with management when deemed appropriate, will consider making new grants to our executive officers, employees, directors and consultants. Awards under the 2009 Plan are made at the discretion of the plan administrator, which currently is the Compensation Committee, and are therefore not determinable at this time.

Of the options that have been granted under the existing 2009 Plan, 335,000 have been granted to directors, 465,000 have been granted to executive officers, 40,000 have been granted to other key employees and 12,000 have been granted to consultants. The 280,000 restricted stock units were granted in fiscal 2013 to our Chairman of the Board, Chief Executive Officer and Chief Financial Officer. See the Outstanding Equity Awards at Fiscal Year End 2013 table for a summary of the awards that have been granted to our Named Executive Officers.

Purpose and Background of Amendments

Each year, the compensation committee of our board of directors and our management team review our overall compensation strategy and determine the allocations of cash and equity compensation. We continue to believe that equity compensation is an important component to motivate key employees and effectively aligns employee compensation with stockholder interests. The 2009 Plan is the sole available plan for granting equity compensation to our employees. If this Proposal No. 2 is not approved, and we are unable to grant equity compensation in the future, we may need to consider other compensation alternatives, such as increasing cash compensation.

Amendment No. 2 will increase the number of shares available under the 2009 Plan from 1,250,000 to 1,700,000.

The purpose of the share increase amendment is to provide us with a sufficient reserve of common stock to offer appropriate incentives to our executive officers, employees, directors and consultants. We actively compete for highly qualified people to work on our team, and our equity program is a key component of our strategy to attract and retain key individuals. In addition, we completed two acquisitions in 2013, and as we continue to pursue our acquisition strategy, we expect that we will be adding additional employees. We believe that the share requirements of our equity program need to grow with our company.

Description of the 2009 Equity Incentive Plan, as Amended

The principal provisions of the 2009 Plan, as amended, are summarized below. This summary is not a complete description of all of the 2009 Plan's provisions and is qualified in its entirety by reference to the 2009 Plan, which is attached as Appendix A to Amendment No. 1 to last year's proxy statement filed with the SEC on November 1, 2012, as well as (i) Amendment No. 1 to the 2009 Plan, which is Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on September 27, 2013, and (ii) the form of Amendment No. 2 to the 2009 Plan, which is attached to this Proxy Statement as Appendix A. Amendment No. 1 to the 2009 Plan was a technical amendment only and did not require stockholder approval. Amendment No. 1, which was approved by the board of directors on September 21, 2013, provides that the terms of a written agreement between the Company and a Plan participant will control over the terms of the 2009 Plan with respect to the definitions of events of termination, with certain exceptions.

Any stockholder that wishes to obtain a paper copy of the 2009 Plan, including any and all amendments, may do so by written request to: Corporate Secretary, S&W Seed Company, P.O. Box 235, Five Points, CA 93624.

As further described in this Proposal No. 2, the 2009 Plan has been amended to provide for an increase in the share reserve for a total of 1,700,000 shares available for issuance under the 2009 Plan.

General

The 2009 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other forms of equity compensation (collectively referred to in this Proxy Statement as equity awards). The 2009 Plan also provides the ability to grant performance equity awards and performance cash awards (together referred to in this Proxy Statement as performance awards), which enable our compensation committee to use performance criteria in establishing specific targets to be attained as a condition to the vesting of awards.

Incentive stock options granted under the 2009 Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code (referred to in this Proxy Statement as the Code). Nonstatutory stock options granted under the 2009 Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of equity awards.

Purpose

The 2009 Plan provides eligible employees, executive officers, directors and consultants with the opportunity to benefit from increases in the value of our common stock as an incentive to such individuals to exert maximum efforts toward our success, thereby aligning their interests with the interests of our stockholders.

Administration

The 2009 Plan as amended provides that our Board of Directors has the authority to construe and interpret the 2009 Plan, to determine the persons to whom and the dates on which equity awards will be granted, the number of shares of common stock to be subject to each equity award, the time or times during the term of each equity award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each equity award, the type of consideration permitted to exercise or purchase each equity award and other terms of the equity awards.

Our Board of Directors has the authority to delegate some or all of the administration of the 2009 Plan to a committee or committees composed of members of our Board. A committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. The 2009 Plan also permits delegation of administration of the plan to one or more executive officers with respect to grants to our employees, including the employees of our subsidiaries. Our Board of Directors has delegated to the Compensation Committee administration of the 2009 Plan. The Compensation Committee, as currently constituted, consists of four non-employee directors within the meaning of Section 16b-3 who also are outside directors within the meaning of Section 162(m). As used herein, the term "Plan administrator" refers to the Board or duly constituted committee, whichever is serving as the administrator of the 2009 Plan. Until changed by further action of the Board, that currently means the Compensation Committee of the Board.

Eligibility

General. The Plan provides that our employees, executive officers, directors and consultants are eligible to be granted awards.

Incentive Stock Options. Incentive stock options may be granted under the 2009 Plan only to employees (including executive officers) of S&W and our affiliates. The aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 1,700,000 shares of common stock. No incentive stock option may be granted under the 2009 Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of S&W or our affiliates, unless the exercise price of such stock option is at least 110% of the fair market value of the stock subject to the stock option on the date of grant and the term of the stock option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2009 Plan and any other equity plans of S&W and our affiliates) may not exceed $100,000. Any excess of such amount will be treated as nonstatutory stock options.

Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units and Other Awards. Nonstatutory stock options, restricted stock, restricted stock units and all other types of equity awards and performance awards authorized under the 2009 Plan may be granted to employees (including executive officers), directors and consultants of S&W and our affiliates.

Individual Limit. No person may be granted stock options or stock appreciation rights under the 2009 Plan covering more than 250,000 shares of common stock during any calendar year. Stockholder approval of this Proposal No. 2 will also constitute approval of the 250,000-share limitation for purposes of Section 162(m) of the Code. This limitation allows us to grant stock options or stock appreciation rights under the 2009 Plan that may be exempt from the $1,000,000 limitation on the income tax deductibility of compensation paid to covered executive officers under Section 162(m) of the Code.

Stock Subject to the 2009 Plan

As of October 16, 2013, only 20,000 shares of common stock were available for future grants under the 2009 Plan. If this Proposal No. 2 is approved by our stockholders, 450,000 additional shares will be available for future grants under the 2009 Plan. Assuming the stockholders approve this Proposal No. 2, a total of 1,700,000 shares of our common stock will have been reserved for issuance under the 2009 Plan.

The number of shares of common stock available for issuance under the 2009 Plan is currently reduced by one share for each share of common stock issued pursuant to a stock option, stock appreciation right, restricted stock awards, restricted stock unit awards or other awards.

If a stock option or stock appreciation right award expires or otherwise terminates without being fully exercised, if shares subject to a restricted stock award or restricted stock unit award are forfeited to or repurchased by us, or if an equity award is settled in cash, the shares not issued under those awards, or the shares forfeited to or repurchased by us, become available for subsequent issuance under the 2009 Plan. Such returning shares will increase the number of shares available for issuance under the 2009 Plan, if amended, by one share per share returned.

If shares subject to an award granted under the 2009 Plan are not delivered to a participant because:

• an equity award is exercised through a reduction in the number of shares subject to the equity award (a "net exercise"),

• the appreciation distribution upon exercise of a stock appreciation right is paid in shares of common stock, or

• shares are withheld in satisfaction of applicable withholding taxes,

then those shares do not become available for subsequent issuance under the 2009 Plan. If the exercise price of a stock option is satisfied by a participant tendering previously held shares, the tendered shares do not become available for subsequent issuance under the 2009 Plan.

Terms of Stock Options

We may grant stock options under the 2009 Plan pursuant to stock option agreements adopted by our Board of Directors or a duly authorized committee. The following is a description of the permissible terms of stock options under the 2009 Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options and nonstatutory stock options may not be less than 100% of the fair market value of the stock subject to the stock option on the date of grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value.

Consideration. The stock option exercise price may, at the discretion of the plan administrator, be paid in cash or by check, pursuant to a broker-assisted cashless exercise, by delivery of other shares of S&W common stock, pursuant to a net exercise arrangement, or in any other form of legal consideration acceptable to the Plan administrator.

Vesting. Stock options granted under the 2009 Plan vest, or become exercisable, as determined by the plan administrator. Vesting typically occurs during the optionholder's continued service with S&W or an affiliate, whether such service is in the capacity of an employee, director or consultant (collectively referred to as service) and regardless of any change in the capacity of the optionee, or upon achievement of quantitative or qualitative goals determined by the plan administrator. Shares covered by different stock options may be subject to different vesting terms.

Term. Under the current 2009 Plan, the maximum term of a stock option is ten years, except that in certain cases (see "Eligibility" above) the maximum term is five years. All options granted to date have had a maximum term of five years.

Termination of Service. Stock options generally terminate three months after termination of a participant's service unless:

- the stock option agreement by its terms specifically provides otherwise,

- termination is due to the participant's disability, in which case the stock option may be exercised (to the extent the stock option was exercisable at the time of the termination of service) at any time within 12 months of termination,

- the participant dies before the participant's service has terminated, or the participant dies within a specified period after termination of service, in which case the stock option may be exercised (to the extent the stock option was exercisable at the time of the participant's death) within 12 months of the participant's death by the person or persons to whom the rights to such stock option have passed, or

- the participant is terminated for cause (as defined under the 2009 Plan), in which case the stock option terminates immediately and will cease to be exercisable (whether vested or unvested).

The stock option term may be extended in the event that exercise of the stock option following termination of service is prohibited by applicable securities laws. In no event, however, may a stock option be exercised beyond the expiration of its term.

Restrictions on Transfer. A participant generally may not transfer a stock option other than by will, by the laws of descent and distribution, or pursuant to a domestic relations order. During the lifetime of the participant, only the participant may exercise a stock option (except in instances pursuant to a domestic relations order). A participant may also designate a beneficiary who may exercise a stock option following the participant's death.

Terms of Restricted Stock

We may grant restricted stock awards under the 2009 Plan pursuant to restricted stock award agreements adopted by our Board of Directors or a duly authorized committee. Restricted stock awards are shares of our common stock that may be subject to restrictions, such as vesting requirements.

Consideration. The Plan administrator may grant restricted stock awards in consideration for past or future services rendered to S&W or an affiliate, or any other form of legal consideration acceptable to our Board.

Vesting. Shares of stock acquired under a restricted stock award may, but need not, be subject to a repurchase option in favor of S&W or forfeiture to S&W in accordance with a vesting schedule as determined by the plan administrator.

Termination of Service. Upon termination of a participant's service, S&W may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable restricted stock award.

Terms of Restricted Stock Units

We may grant restricted stock unit awards under the 2009 Plan pursuant to restricted stock unit award agreements adopted by our Board of Directors or a duly authorized committee. Restricted stock units represent the value of a fixed number of shares of S&W common stock on the date of grant.

Consideration. The plan administrator may grant restricted stock units in consideration for past or future services rendered to S&W or an affiliate, or any other form of legal consideration acceptable to the Plan administrator.

Vesting. Restricted stock units vest at the rate or on the terms specified in the restricted stock unit award agreement as determined by the plan administrator.

Settlement. Restricted stock units may be settled by the delivery of shares of S&W common stock, cash, or any combination as determined by the plan administrator. At the time of grant, the plan administrator may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award after vesting.

Termination of Service. Except as otherwise provided in the applicable award agreement or employment agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of service.

Terms of Stock Appreciation Rights

We may grant stock appreciation rights under the 2009 Plan pursuant to stock appreciation rights agreements adopted by our board of directors or a duly authorized committee. A stock appreciation right is a right to receive the excess value over the strike price of a fixed number of shares. Individual stock appreciation right agreements may be more restrictive as to any or all of the permissible terms described below. Each stock appreciation right is denominated in shares of common stock equivalents but may be settled in cash.

Term. The maximum term of stock appreciation rights is ten years.

Strike Price. The strike price of stock appreciation rights may not be less than 100% of the fair market value of the common stock equivalents subject to the stock appreciation rights on the date of grant.

Exercise. Upon exercise of a stock appreciation right, S&W will pay the participant an amount equal to the excess of the aggregate fair market value on the date of exercise of a number of common stock equivalents with respect to which the participant is exercising the stock appreciation right, over the strike price determined by the plan administrator on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of our common stock, or any other form of consideration determined by the Plan administrator.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the Plan administrator.

Termination of Service. Stock appreciation rights generally terminate three months after termination of a participant's service unless:

- the stock appreciation rights agreement by its terms specifically provides otherwise,

- termination is due to the participant's disability, in which case the stock appreciation right may be exercised (to the extent vested at the time of the termination of service) at any time within 12 months of termination,

- the participant dies before the participant's service has terminated, or within a specified period after termination of service, in which case the stock appreciation right may be exercised (to the extent vested at the time of the participant's death) within 12 months of the participant's death by the person or persons to whom the rights to such stock appreciation right have passed, or

- the participant is terminated for cause (as defined under the 2009 Plan), in which case the stock appreciation right terminates immediately and will cease to be exercisable (whether vested or unvested).

The term of a stock appreciation right may be extended in the event that exercise following termination of service is prohibited by applicable securities laws. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Terms of Other Stock Awards

The plan administrator may grant other equity awards based in whole or in part by reference to the value of our common stock. Subject to the provisions of the 2009 Plan, the plan administrator has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other equity awards granted under the 2009 Plan. These awards may not have a term in excess of ten years from the date of grant.

Terms of Performance Awards

General. The Board of Directors may grant performance equity awards and performance cash awards that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code, if the award is approved by the compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period.

Performance Goals. To preserve the possibility that the compensation attributable to awards may qualify as performance-based compensation that will not be subject to the $1,000,000 limitation on the income tax deductibility of the compensation paid per covered executive officer imposed under Section 162(m) of the Code, the compensation committee has the authority to structure one or more such awards so that stock or cash will be issued or paid pursuant to the award only upon the achievement of certain pre-established performance goals that are based on criteria that have already been approved by our stockholders. Performance goals for awards granted under the 2009 Plan may be based on any one of, or combination of, the following criteria: (a) net sales; (ii) revenue; (iii) revenue growth or product revenue growth; (iv) operating income (before or after taxes); (v) pre- or after-tax income (before or after allocation of corporate overhead and bonus); earnings per share; net income (before or after taxes); (vi) return on equity; (vii) total shareholder return; (viii) return on assets or net assets; (ix) appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; (x) market share; gross profits; (xi) earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); (xii) economic value-added models or equivalent metrics; (xiii) comparisons with various stock market indices; (xiv) reductions in costs; (xv) cash flow or cash flow per share (before or after dividends); (xvi) return on capital (including return on total capital or return on invested capital); (xvii) cash flow return on investment; (xviii) improvement in or attainment of expense levels or working capital levels; (xiv) operating margins, gross margins or cash margin; (xx) year-end cash; (xxi) debt reduction; (xxii) stockholder equity; (xxiii) financing and other capital raising transactions (including sales of the Company's equity or debt securities); (xxiv) factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions; (xxv) implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel; and (xxvi) any other measures of performance selected by our Board of Directors.

Performance goals may be set on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to generated business plans, the performance of one or more comparable companies or the performance of one or more relevant indices. Adjustments may be made in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges (including but not limited to the effect of tax or legal settlements); (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude stock-based compensation expense determined under generally accepted accounting principles; (vi) to exclude any other unusual, non-recurring gain or loss or extraordinary item; (vii) to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (viii) to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; (ix) to exclude the dilutive effects of acquisitions or joint ventures; (x) to assume that any business divested by S&W achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (xi) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (xii) to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code); (xiii) to reflect any partial or complete corporate liquidation; (xiv) to exclude the effect of in-process research and development expenses; and (xv) to exclude the income tax effect of non-GAAP pre-tax adjustments from the provision for income taxes.

Annual Limitation. The maximum benefit to be received by a participant in any calendar year attributable to performance equity awards may not exceed 500,000 shares of common stock. The maximum benefit to be received by a participant in any calendar year attributable to performance cash awards granted pursuant to the 2009 Plan may not exceed $2,000,000. Stockholder approval of this Proposal No. 2 will also constitute approval of the foregoing limitations for purposes of Section 162(m) of the Code.

Changes to Capital Structure

In the event any change is made to the outstanding shares of our common stock without receipt of consideration (whether through a stock split, reverse stock split or other changes in the capital structure), appropriate adjustments will be made to the class of securities issuable under the 2009 Plan, the maximum number of securities issuable under the 2009 Plan, the incentive stock option limitation, the maximum award that one person may be granted in a calendar year under the 2009 Plan, and the number, class and price per share under outstanding equity awards under the 2009 Plan.

Corporate Transactions; Changes in Control

Unless otherwise provided in a written agreement between S&W or an affiliate and a participant, or unless otherwise expressly provided by our Board of Directors or a duly authorized committee at the time of grant of an equity award, in the event of significant corporate transactions, outstanding equity awards under the 2009 Plan may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such equity awards, then:

- with respect to any such equity awards that are held by individuals then performing services for S&W or our affiliates, the vesting and exercisability provisions of such equity awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and any reacquisition or repurchase rights will lapse (contingent upon the effectiveness of the corporate transaction);

- all other outstanding equity awards will be terminated if not exercised prior to the effective date of the corporate transaction, except that certain equity awards, such as restricted stock awards, may have their reacquisition or repurchase rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction, though if such reacquisition or repurchase rights are not assigned, then such equity awards will become fully vested; and

- no vested restricted stock unit award will terminate without being settled by delivery of shares of common stock, their cash equivalent or in any other form of consideration, as determined by the Board of Directors, prior to the effectiveness of the corporate transaction.

A significant corporate transaction will be deemed to occur in the event of:

- a sale of all or substantially all of the consolidated assets of S&W and its subsidiaries;

- a sale of at least 90% of the outstanding securities of S&W;

- a merger, consolidation or similar transaction in which S&W is not the surviving corporation, or

- a merger, consolidation or similar transaction in which S&W is the surviving corporation, but shares of S&W outstanding common stock are converted into other property by virtue of the corporate transaction.

The 2009 Plan provides, at the discretion of our Board of Directors or a duly authorized committee, that the holder of an outstanding equity award that would otherwise terminate if not exercised prior to the corporate transaction may surrender such equity award in exchange for a payment equal to the excess of the value of the property that the holder would have received upon exercise of the equity award immediately prior to the corporate transaction, over the exercise price otherwise payable in connection with the equity award. Additionally, the 2009 Plan provides our Board of Directors or a duly authorized committee with the discretion to grant individual equity awards that vest as to all or any portion of the shares subject to the equity award in connection with a change of control transaction. No such equity awards have been granted by our Board of Directors or the Compensation Committee.

The acceleration of an equity award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of S&W.

Duration, Termination and Amendment

Our board of directors may suspend or terminate the 2009 Plan without stockholder approval or ratification at any time. Unless sooner terminated, the 2009 Plan will terminate on October 30, 2019. Our board may amend or modify the 2009 Plan at any time, subject to any required stockholder approval. To the extent required by applicable law or regulation, stockholder approval will be required for any amendment that:

- materially increases the number of shares available for issuance under the 2009 Plan;

- materially expands the class of individuals eligible to receive awards under the 2009 Plan;

- materially increases the benefits accruing to the participants under the 2009 Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2009 Plan;

- materially extends the term of the 2009 Plan; or

- expands the types of awards available for issuance under the 2009 Plan.

Our board of directors also may submit to stockholders any other amendment to the 2009 Plan, including amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and S&W with respect to participation in the 2009 Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the 2009 Plan are intended to qualify for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal ordinary income tax consequences to the participant or S&W by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

The difference between the exercise price and fair market value of the incentive stock option shares on the date of exercise is an adjustment to income for purposes of the alternative minimum tax. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the stock option was granted and more than one year after the date the stock option was exercised for those shares, any gain or loss on a disposition of those shares (referred to in this Proxy Statement as a qualifying disposition) will be a long-term capital gain or loss. Upon such a qualifying disposition, S&W will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods (referred to in this Proxy Statement as a disqualifying disposition), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year after exercise.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally S&W will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, S&W will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant. S&W will be required to satisfy certain tax withholding requirements applicable to such income.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year after exercise.

Restricted Stock Awards. Upon receipt of a restricted stock award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. S&W will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

However, if the shares issued upon the grant of a restricted stock award are unvested and subject to repurchase by S&W in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when S&W's repurchase right lapses, an amount equal to the excess of (a) the fair market value of the shares on the date the repurchase right lapses, over (b) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess of (a) the fair market value of the shares on the date of issuance, over (b) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses. The participant and S&W will be required to satisfy certain tax withholding requirements applicable to such income. S&W will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Upon disposition of the stock acquired upon the receipt of a restricted stock award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The participant will generally recognize ordinary income in the year in which the shares subject to that unit are actually vested and issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and S&W will be required to satisfy certain tax withholding requirements applicable to such income. S&W will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, S&W is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, S&W will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the participant.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1,000,000.

It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from S&W, may cause this limitation to be exceeded in any particular year. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation.

Below is a summary of the material conditions under which certain equity awards qualify as performance-based compensation that is exempt from the $1,000,000 deduction limitation in accordance with Section 162(m) of the Code:

- *Stock Options and Stock Appreciation Rights.* Compensation paid to covered employees that is attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are granted by a compensation committee or committee of our Board of Directors comprised solely of "outside directors," (b) the 2009 Plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the per-employee limitation is approved by our stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

- *Restricted Stock Awards, Restricted Stock Unit Awards, Performance Equity Awards and Performance Cash Awards*. Compensation paid to covered employees that is attributable to restricted stock awards, restricted stock unit awards, performance equity awards, and performance cash awards will qualify as performance-based compensation, provided that: (a) the award is granted by a compensation committee comprised solely of "outside directors," (b) the award is granted (or vests) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (c) the compensation committee certifies in writing prior to the grant or vesting of the award that the performance goal has been satisfied, and (d) stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

New Plan Benefits

The benefits that will be awarded or paid under the amended 2009 Plan, as amended, are not currently determinable. Awards granted under the 2009 Plan are within the discretion of the plan administrator. On October 19, 2012, the closing price of a share of S&W common stock was $7.69.

Vote Required; Recommendation of our Board of Directors

A majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required for approval of this proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF AMENDMENT NO. 2 TO THE AMENDED AND RESTATED 2009 EQUITY INCENTIVE PLAN.


PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM


The Audit Committee of our Board of Directors has selected M&K CPAS, PLLC, our independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending June 30, 2014. M&K CPAS, PLLC has audited our consolidated financial statements since our inception in 2009 and also audited the predecessor entities in 2008. As a matter of good corporate governance, we are asking our stockholders to ratify the Audit Committee's selection of M&K CPAS, PLLC as our independent registered public accounting firm for fiscal 2014.

A representative of M&K CPAS, PLLC will be available by telephone during the Annual Meeting. He will have the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions.

Ratification of the selection of M&K CPAS, PLLC requires that the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting vote "FOR" this Proposal No. 3. An "Abstention" vote will not be counted as having been cast and therefore, will have no effect on the outcome. Discretionary votes by brokers, banks and related agents on this routine proposal will be counted towards the quorum requirement and will affect the outcome of the vote.

Stockholder ratification of the appointment of M&K CPAS, PLLC as our independent registered public accounting firm is not required by our Bylaws or otherwise. Nevertheless, our Board of Directors is submitting the selection of M&K CPAS, PLLC to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain M&K CPAS, PLLC. Even if the selection is ratified, the Audit Committee in its discretion may direct the selection of a different independent registered public accounting firm at any time if they determine that such a change would be in the best interests of Synopsys and our stockholders.

Vote Required

A majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required for approval of this proposal.

THE BOARD RECOMMENDS A VOTE _FOR_ THE RATIFICATION OF THE APPOINTMENT OF M&K CPAS, PLLC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2013.


AUDIT COMMITTEE MATTERS


Fee and Services of Independent Registered Public Accounting Firm

The following table presents fees for professional audit services rendered by M&K CPAS, PLLC for the audit of our annual financial statements and fees billed for all other services rendered by M&K CPAS, PLLC during the following fiscal years.

	Fiscal Year Ended	
	June 30, 2013	June 30, 2012
Audit fees	$ 77,255	$ 54,375
Audit-related fees(1)	31,400	3,000
Tax fees(2)	-	-
Total fees	$ 108,655	$ 57,375

———————

(1) These fees consist of amounts for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees." These fees primarily consist of acquisition audits of IVS.
(2) These fees consist of amounts paid for federal, state, local and foreign tax compliance, tax advice and tax planning and related matters.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

Our Audit Committee charter provides that the Audit Committee will approve the fees and other significant compensation to be paid to our independent auditors, and pre-approve all audit services and all non-audit services of independent auditors permitted under applicable law. The charter also provides that the Audit Committee may establish other pre-approval policies and procedures for the engagement of independent auditors to render services to us, including without limitation policies that would allow the delegation of pre-approval authority to one or more members of the Audit Committee, provided that any pre-approval decision is reported to the

Audit Committee at its next scheduled meeting. All fees listed above paid to our independent auditors during fiscal 2012 and 2013 were for work performed by the independent auditors' full-time, permanent employees.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of its independent registered public accounting firm and has concluded that it is.

AUDIT COMMITTEE REPORT

The Board of Directors has prepared the following report on its activities with respect to our audited financial statements for the fiscal year ended June 30, 2013.

Our management is responsible for the preparation, presentation and integrity of our financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting practices and policies as well as internal controls and procedures designed to provide reasonable assurance that the Company is in compliance with accounting standards and applicable laws and regulations.

The independent registered public accounting firm is responsible for planning and performing an independent audit of our financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

In connection with the audited consolidated financial statements for the fiscal year ended June 30, 2013, the Audit Committee has:

(1) reviewed and discussed the audited consolidated financial statements with management;

(2) discussed with M&K CPAS, PLLC, our independent registered public accounting firm (the "Auditors"), the matters required to be discussed by the statement on Auditing Standard No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T; and

(3) received the written disclosures and the letter from the Auditors required by applicable requirements of the PCAOB regarding the Auditors' communications with the Audit Committee concerning independence, and has discussed with the Auditors the Auditors' independence.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in S&W Seed Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013 filed with the Securities and Exchange Commission. Our Board has approved this inclusion.

AUDIT COMMITTEE

Michael M. Fleming,
Chairman
Michael C. Culhane
Charles B. Seidler

_____

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Triangle T

Grover T. Wickersham, the Company's Chairman of the Board, has a non-controlling ownership interest in Triangle T Partners, LLC ("Triangle T") and served as a member of its Board of Managers until his resignation in December 2012.

Prior to fiscal 2013, Triangle T was one of the Company's alfalfa seed growers and a customer. The Company previously entered into annual alfalfa seed production contracts with Triangle T on the same commercial terms and conditions as with the other growers with whom the Company contracts for alfalfa seed production. For the years ended June 30, 2013 and 2012, the Company purchased from Triangle T $0 and $1,430,984, respectively, of alfalfa seed Triangle T grew and sold to the Company under one-year production agreements. The Company entered into agreements with Triangle T to plant 893 acres of various alfalfa seed varieties as part of its calendar 2011 production for which the Company paid Triangle T the same price it agreed to pay its other growers. Mr. Wickersham did not personally receive any portion of these funds.

As one of the Company's previous customers, Triangle T purchased certified alfalfa seed from the Company to plant alfalfa on its own property for the production of alfalfa hay and to grow alfalfa seed for the Company. The Company previously sold certified alfalfa seed to Triangle T under the same commercial terms and conditions as other alfalfa seed customers in the San Joaquin Valley. The Company also previously generated revenue from selling milling services to Triangle T under the same commercial terms and conditions as other milling customers. The Company sold $0 and $138,578 of certified alfalfa seed and milling services to Triangle T during the years ended June 30, 2013 and 2012, respectively. Triangle T also worked with the Company as the initial service provider for the Company's stevia cultivation program, and the Company has planted its stevia plantings on Triangle T property. The Company incurred $239,633 of charges from Triangle T during the year ended June 30, 2013 for its services and costs in connection with the stevia cultivation program, including $4,750 in monthly rent charges for the use of the 114-acre main plot being used for stevia production. The Company incurred $116,129 of charges from Triangle T during the year ended June 30, 2012 for its services and costs in connection with the stevia cultivation program. Mr. Wickersham personally did not receive any portion of these funds.

Amounts due to Triangle T totaled $30,045 and $307,589 at June 30, 2013 and 2012, respectively.

On November 22, 2011, the Company entered into a one-year Agricultural Sub-Sublease Agreement with Triangle T under the terms of which the Company agreed to sublease approximately 1,400 acres of farmland in Madera County for seed alfalfa production and approximately 1,000 acres for the planting of other crops (collectively, the "Leased Property") owned by John Hancock Life Insurance Company (U.S.A.) ("John Hancock"). John Hancock purchased the property known as Triangle T Ranch from Triangle T in 2010, and the parties entered into an Agricultural Sublease in connection with that purchase transaction. The Company subleased a portion of the Leased Property (the "Subleased Property").

The sub-sublease provided for a lump sum payment of $352,000 in exchange for the right to farm the Subleased Property through November 15, 2012. Although the sub-sublease was between the Company and Triangle T, payment was made directly to John Hancock, with Triangle T receiving no payment as the lessor. In addition to the annual rent payment, the Company paid for all farming operations and was responsible for keeping, maintaining and repairing the Subleased Property, including buildings, roads, pumping drainage and irrigation systems, equipment, as well as paying the costs of insurance, utilities, assessments and other costs incidental to the farming and maintenance of the Subleased Property. The Company was entitled to all income and proceeds from the farming operations on the Subleased Property, including but not limited to income and proceeds from all crops, crop insurance, government payments and subsidies. The Company used the services of TTP employees and TTP equipment in connection with farming the Subleased Property, as needed. The Company incurred $837,542 and $636,066 of charges from Triangle T for its services and costs in connection with farming operations during the years ended June 30, 2013 and 2012, respectively.

Imperial Valley Milling

Glen D. Bornt, a member of the Company's Board of Directors, is the founder and President of Imperial Valley Milling Co. ("IVM"). He is its majority shareholder and a member of its Board of Directors. Fred Fabre, the Company's Vice President of Sales and Marketing, is a minority shareholder of IVM. IVM had a 15-year supply agreement with Imperial Valley Seeds, Inc., and this agreement was assigned by IVS to the Company when it purchased the assets of IVS in October 2012. IVM contracts with alfalfa seed growers in California's Imperial Valley and sells its growers' seed to the Company pursuant to a supply agreement. Under the terms of the supply agreement, IVM's entire certified and uncertified alfalfa seed production will be offered and sold to the Company, and the Company will have the exclusive option to purchase all or any portion of IVM's seed production. The Company paid $10,475,714 to IVM during the year ended June 30, 2013. Total amounts due to IVM at June 30, 2013 totaled $863,884.

Policies and Procedures

Our Audit Committee is responsible for reviewing and approving, in advance, all related party transactions. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. A copy of the Audit Committee charter is available on our website at *http://www.swseedco.com* in the Investors section under "Corporate Governance." To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest. We review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests.

In addition, our Nominating and Corporate Governance Committee Charter determines, on an annual basis, which members of our Board meet the definition of independent director as defined in Rule 4200 of the NASDAQ Marketplace Rules. This obligation is set forth in writing in the Nominating and Corporate Governance charter. A copy of the Nominating and Corporate Governance charter is available on our website at *http://www.swseedco.com* in the Investors section under "Corporate Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with their exercise of independent judgment in carrying out the responsibilities of a director.

Finally, our Code of Conduct and Ethics establishes the corporate standards of behavior for all our employees, officers, and directors and sets our expectations of contractors and agents. The Code of Conduct and Ethics is available on our website at *http://www.swseedco.com* in the Investors section under "Corporate Governance." Our Code of Conduct and Ethics requires any person who becomes aware of any departure from the standards in our Code of Conduct and Ethics to report his or her knowledge promptly to a supervisor or to the Chairman of the Audit Committee.


PROPOSAL NO. 4
ADVISORY VOTE ON THE APPROVAL
OF EXECUTIVE COMPENSATION


The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act entitle the Company's shareholders to vote to approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the SEC's rules.

The Company's executive compensation programs are designed to (1) attract and retain executive officers, (2) reward the achievement of the Company's short-term and long-term performance goals, (3) establish an appropriate relationship between executive pay and short-term and long-term performance, and (4) align executive officers' interests with those of the Company's shareholders. Under these programs, the Company's executive officers are rewarded for the achievement of Company objectives and the realization of increased shareholder value. Please read the section herein entitled "Executive Compensation" for additional details about the Company's executive compensation, including information about the Fiscal 2013 compensation of the Company's Named Executive Officers.

The Compensation Committee continually reviews the compensation programs for the Company's executive officers to ensure they achieve the desired goals of aligning the Company's executive compensation structure with the interests of the Company's shareholders and current market practices.

The Company is asking shareholders to indicate their support for the Company's Named Executive Officer compensation as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's shareholders the opportunity to express their views on the Company's executive compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the Company asks its shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED."

The say-on-pay vote is advisory, and therefore not binding on the Company. The Company's board of directors and compensation committee value the opinions of the Company's shareholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this Proxy Statement, the Company will consider the concerns of the shareholders and the compensation committee will evaluate whether any actions are necessary to address those concerns.

Vote Required

A majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required for approval of this proposal.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS.


PROPOSAL NO. 5
ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN
ADVISORY VOTE ON EXECUTIVE COMPENSATION


In addition to the advisory approval of the Company's executive compensation program, the Company is also holding a non-binding advisory vote by shareholders on the frequency with which shareholders would have an opportunity to hold an advisory vote on the Company's executive compensation. The Company has included this proposal among the items to be considered at the Annual Meeting pursuant to the requirements of Section 14A of the Exchange Act. The Company is providing shareholders the option of selecting a frequency of one, two or three years, or abstaining. For the reasons described below, the Company recommends that shareholders select a frequency of one year.

After careful consideration, the Board of Directors has determined that an advisory vote on executive compensation that occurs annually is the most appropriate alternative for the Company. In formulating its recommendation, the Board of Directors considered that an annual advisory vote on executive compensation will allow shareholders to provide it with their direct input on the Company's compensation philosophy, policies and practices as disclosed in the proxy statement every year.

The Company recognizes that shareholders may have different views as to the best approach for the Company, and therefore the Company and board of directors encourage shareholders to express their preferences as to the frequency of an advisory vote on the compensation of the Company's named executive officers.

This vote is advisory and not binding on the Company or the Board of Directors, but the board of directors and the compensation committee will take into account the outcome of the vote when making decisions about how often the Company conducts advisory votes on the compensation of our named executive officers.

The proxy card provides shareholders with the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the recommendation of the board of directors. The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency of the advisory note on executive compensation that has been selected by shareholders. However, because this vote is advisory and not binding on the Board of Directors or the Company, the board of directors may decide that it is in the best interests of the Company's shareholders and the Company to hold an advisory vote on executive compensation more frequently than the option approved by shareholders, or less frequently if the shareholders approve either the two or three year option.

Vote Required

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency of the advisory note on executive compensation that has been selected by stockholders.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL A ONE-YEAR FREQUENCY FOR FUTURE SHAREHOLDER ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. Proxy Materials will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate set of Proxy Materials, please notify your broker, direct your written request to Secretary, S&W Seed Company, 25552 South Butte Avenue, Five Points, CA 93624 or contact Transfer Online, Inc. at (503) 227-2950. Stockholders who currently receive multiple copies of the Proxy Materials at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

Our Board, at the time of the preparation of this proxy statement, knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named on the accompanying proxy to vote on such matters in accordance with their best judgment.

S&W SEED COMPANY

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 10, 2013

The stockholder(s) whose signature(s) appear(s) on the reverse side of this proxy form hereby appoint(s) Mark S. Grewal and Matthew K. Szot, and either of them as proxies, with full power of substitution, and hereby authorize(s) them to represent and vote all shares of Common Stock of S&W Seed Company that the stockholder(s) would be entitled to vote on all matters that may come before the Annual Meeting of Stockholders to be held at the PepperMill Resort Spa, Reno, Nevada at 11 a.m. local time on December 10, 2013, or at any adjournments or postponements thereof. The proxies shall vote subject to the directions indicated on the reverse side of this card, and the proxies are authorized to vote in their discretion upon such other business as may properly come before the meeting and any adjournments or postponements thereof. **The proxies will vote as the Board of Directors recommends where a choice is not specified.**

Please complete, sign, date and mail this proxy form in the accompanying envelope, even if you intend to be present at the meeting. You may also grant your Proxy via the Internet by following the instructions below.

VOTE BY INTERNET
It is fast, convenient, and your vote is immediately confirmed and posted.

Proxy ID: _____   **Security Code:** _____

Instructions for voting electronically:

1. Read the accompanying Proxy Statement and Proxy Card
2. Go to www.transferonline.com/proxy
3 Enter your **Proxy Code** and **Security Code**
4. Press Submit
5. Make your selections
6. Press Submit

(Continued and to be signed and dated on the reverse side)

YOUR VOTE IS IMPORTANT

The Board of Directors recommends a vote <u>FOR</u> the nominees listed below, <u>FOR</u> Proposal Nos. 2, 3 and 4, and <u>FOR</u> a one-year frequency for future stockholder advisory votes on named executive officer compensation in Proposal No. 5.

Please mark your votes as in this example: ☒

1.   Election of Directors.

Glen D. Bornt	Mark J. Harvey
Michael C. Culhane	Charles B. Seidler
Michael M. Fleming	Ann B. Veneman
Mark S. Grewal	Grover T. Wickersham

    ☐   FOR the nominees listed above.
    ☐   FOR the nominees listed above EXCEPT: _____
    ☐   WITHHOLD AUTHORITY to vote for all nominees listed above.

2.   Approval of Amendment No. 2 to the S&W Seed Company Amended and Restated 2009 Equity Incentive Plan.

    ☐FOR   ☐AGAINST   ☐ABSTAIN

3.   Ratification of the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2013.

    ☐FOR   ☐AGAINST   ☐ABSTAIN

4.   Approval, on an advisory basis, of the compensation of our Named Executive Officers.

    ☐FOR   ☐AGAINST   ☐ABSTAIN

5.   Approval, on an advisory basis, of a one-year frequency for future shareholder advisory votes on named executive officer compensation.

    ☐ONE YEAR   ☐TWO YEAR   ☐THREE YEAR   ☐ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED <u>FOR</u> EACH PROPOSAL.

Signature	Date: _____
Print Name: _____	
Signature, if Jointly Held	Date: _____
Print Name: _____	

Please sign exactly as your name(s) appear on Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Address Change? Mark box, sign and indicate changes below: ☐

AMENDMENT NO. 2 TO
S&W SEED COMPANY
AMENDED AND RESTATED
2009 EQUITY INCENTIVE PLAN

S&W Seed Company (the "Company"), a Nevada corporation, hereby adopts the following Amendment No. 2 to the Amended and Restated 2009 Equity Incentive Plan (the "Plan"). The Plan was originally adopted by the Company's Board of Directors in October 2009 and by its stockholders in February 2010. The Board approved this Amendment No. 2 on September 20, 2013 for submission to the Company's stockholders for approval at the 2013 Annual Meeting of the Stockholders of the Company.

A.   Section 3.1(a) of the Plan is amended and replaced in its entirety with the following:

3.1. *Number of Shares*.

(a) Subject to adjustment as provided in Section 11.1, the number of shares of Common Stock issued or transferred and covered by outstanding awards granted under this Plan shall not in the aggregate exceed 1,700,000 shares of Common Stock, which may be Common Stock of original issuance or Common Stock held in treasury, or a combination thereof. Subject to the provisions of Section 11.1 regarding adjustments in the event of stock splits, reverse stock splits and other recapitalization events, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be 1,700,000. The Company shall at all times during the term of the Plan, and while any Stock Awards are outstanding, retain as authorized and unissued Common Stock or as treasury Common Stock, at least the number of shares of Common Stock required under the provisions of this Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

B.   This Amendment is subject to, and shall become effective only upon, approval by the Company's stockholders.

C.   Except as specifically amended by this Amendment, the Plan shall remain in full force and effect in accordance with its terms.